AURORA CANNABIS INC.
1500 – 1199 West Hastings Street
Vancouver, British Columbia Canada V6E 3T5
Telephone: 1-844-601-2448

Notice of Annual General and Special Meeting of Shareholders

and

Information Circular

Place:	Renaissance Edmonton International Hotel
Cartier Room
4236 – 36 Street E
Nisku, AB T9E 0V4 Canada
Time:	10 o’clock am (Mountain Time)

Date of Meeting:	Monday, November 13, 2017

AURORA CANNABIS INC.
1500 – 1199 West Hastings Street
Vancouver, British Columbia Canada V5E 3T5
Tel: 1-844-601-2448

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders of Aurora Cannabis Inc. (the “Company”) will be held at the Renaissance Edmonton International Hotel, Cartier Room, 4236 – 36 Street E., Nisku, Alberta T9E 0V4, on Monday, November 13, 2017, at the hour of 10 o’clock am (Mountain Time), for the following purposes:

1.

To table the audited financial statements of the Company for the two fiscal years ended June 30, 2016 and June 30, 2017 (with comparative statements relating to each of the respective fiscal periods) together with the report of the Auditors and the management’s discussion and analysis thereon;

2.	To fix the number of directors to be elected at seven;

3.	To elect Directors for the ensuing year;

4.	To appoint the Auditors of the Company for the ensuing year and authorize the Directors to fix their remuneration;

5.	To consider and, if deemed appropriate, to pass with or without variation, a non-binding advisory resolution on executive compensation, as detailed in the Information Circular.

6.

To consider, and if thought advisable, pass an ordinary resolution that approves the adoption of the Company’s Fixed Restricted Share Unit Plan together with approval to certain Restricted Share Unit awards as detailed in the Information Circular.

7.

To consider, and if thought advisable, pass an ordinary resolution to the adoption of a new form 10% “rolling” share option plan and to authorize the grant of all currently available and unallocated option entitlements issuable under the new form share option plan, until November 13, 2020 as detailed in the Information Circular.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to, or variation of, any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record on the Company’s books at the close of business on September 29, 2017 are entitled to attend and vote at the Meeting or at any postponement or adjournment thereof. Each common share is entitled to one vote.

The audited financial statements of the Company for the two fiscal years ended June 30, 2017 and June 30, 2016, together with the report of the Auditors and the management’s discussion and analysis thereon are available on www.sedar.com and copies of these documents will also be available at the Meeting.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account, you are not a registered shareholder.

DATED at Vancouver, British Columbia, October 2, 2017

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Terry Booth”
Chief Executive Officer

AURORA CANNABIS INC. INC
1500 – 1199 West Hastings Street
Vancouver, British Columbia Canada V5E 3T5
Tel: 1-844-601-2448

INFORMATION CIRCULAR

(Containing information as at September 29, 2017 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Aurora Cannabis Inc. (the “Company”) for use at the Annual General Meeting of Shareholders of the Company (and any adjournment thereof) to be held at 10 o’clock am (Mountain Time) on Monday, November 13, 2017 (the “Meeting”) at the place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice-and-Access

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. Public companies are now permitted to advise their shareholders of the availability of all proxy-related materials on an easily-accessible website, rather than mailing copies of the materials.

The Company has elected to use the notice and access procedure (“Notice and Access”) under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), for the delivery of meeting materials to shareholders for the Annual General and Special Meeting to be held on Monday, November 13, 2017 (the “Meeting”). Under the provisions of Notice and Access, shareholders will receive a notice (“Notice and Access Notice”) containing information on how they can access the Company’s Notice of Meeting and Information Circular (the “Meeting Materials”) electronically instead of receiving a printed copy or how to receive a printed copy of the Meeting Materials. Together with the Notice and Access Notice, shareholders will receive a proxy (“Proxy”), in the case of registered shareholders, enabling them to vote at the Meeting. The Meeting Materials for the Meeting will be posted on the Company’s website at https://auroramj.com/investors as of October 6, 2017, and will remain on the website for one year. The Meeting Materials will also be available on the Company’s SEDAR corporate profile at www.sedar.com as of October 6, 2017. All registered and beneficial shareholders will receive a Notice and Access Notice.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than any of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders may choose one of the following options to submit their proxy:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1- 866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3 rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

(b)

use a touch-tone phone to transmit voting choices to a toll-free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll-free number, the holder’s account number and the control number; or

(c)

use the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the control number.

In all cases the Registered Shareholder must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or the adjournment thereof, at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States (the “U.S.”), under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a voting instruction form (a “VIF”) in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you), in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have the Common Shares voted at the Meeting, or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares.

Notice to United States Shareholders

The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

This document does not address any income tax consequences of the disposition of the Company shares by shareholders. Shareholders in a jurisdiction outside of Canada should be aware that the disposition of shares by them may have tax consequences both in those jurisdictions and in Canada, and are urged to consult their tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

Any information concerning any properties and operations of the Company has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada, and reconciled to accounting principles generally accepted in the United States. Such consequences for the Company Shareholders who are resident in, or citizens of, the United States may not be described fully in this Information Circular.

The enforcement by the Company Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein are residents of a foreign country and that the major assets of the Company are located outside the United States.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, \nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor, and as otherwise set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed September 29, 2017 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company graduated from the TSX Venture Exchange (“TSXV”) to the Toronto Stock Exchange (the “TSE”) effective July 24, 2017, and its Common Shares are listed for trading under the TSE stock symbol ACB. The Company is also listed on the OTCQX under stock symbol ACBFF and on the Frankfurt Exchange under stock symbol 21P;WKN:A1C4WM).

On August 17, 2016, the Company’s wholly owned subsidiary, Aurora Marijuana Inc., acquired all of the issued and outstanding shares of CanvasRx Inc. (“CanvasRx”) pursuant to the terms of a Share Purchase Agreement dated August 9, 2016, as amended and restated on August 16, 2016.

As of September 29, 2017, there were 371,820,751 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

The Company is authorized to issue an unlimited number of Common Shares without par value.

The Company is also authorized to issue an unlimited number of Class A Shares with a par value of Cdn$1.00 each and is also authorized to issue an unlimited number of Class B Shares with a par value of Cdn $5.00 each. There were no Class A or Class B Shares issued and outstanding at September 29, 2017 record date.

Class A Shares

Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Class B Shares

Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

As of September 29, 2017, 5,355,000 Common Shares of the following directors and officers of the Company were held in escrow pursuant to an escrow agreement dated September 18, 2014. These shares will be fully released from escrow on December 9, 2017.

Name of Shareholder	Number of Escrow Shares Held
Terry Booth	2,452,500
Steve Dobler	2,902,500

To the knowledge of the directors and executive officers of the Company, there were no persons/companies who beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at September 29, 2017.

The following documents filed with the securities commissions or similar authority in the Provinces of British Columbia, Alberta, Ontario and Quebec are specifically incorporated in this Information Circular:

•	The Company’s audited financial statements for the two fiscal years ended June 30, 2017 and June 30, 2016; the reports of the auditor’s thereon, and the related management’s discussion and analysis;
•	The Company’s Audit Committee Charter attached as Schedule “A” to the Company’s Annual Information Form dated September 25, 2017 for fiscal year ended June 30, 2017;
•	The Company’s Code of Ethics; and
•	Advance Notice Provisions contained in the Company’s Articles.

Appointments and Resignations of Directors and Officers

•	Effective August 4, 2016, Amy Stephenson assumed the role of Interim Chief Financial Officer and effective August 2, 2016, John Bean resigned as Chief Financial Officer

•	Effective October 1, 2016, Joseph del Moral was appointed as a director

•	Effective October 11, 2016, Barry Fishman was appointed as a director

•	Effective November 7, 2016, Cameron Battley was appointed Executive Vice President

•	Effective November 29, 2016, Michael Singer was appointed Chairman of the Board

•	Effective March 21, 2017, Neil Belot was appointed Chief Global Business Development Officer

•	Effective May 8, 2017:

Chuck Rifici resigned as a director

Glen Ibbott was appointed Chief Financial Officer, replacing Amy Stephenson who remained a consultant in an advisory capacity until August 9, 2017

Allan Cleiren was appointed Chief Operating Officer

•	Effective June 22, 2017, Debra Wilson was appointed Vice President, Human Resources

•	Effective August 1, 2017:

Nilda Rivera, Corporate Secretary, was appointed Vice President, Finance

Nick Whitehead was appointed Vice President, Market Development

Dieter MacPherson was appointed Vice President, Production

•	Effective September 25, 2017, Barry Fishman resigned as a director

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for each of the two fiscal years ended June 30, 2017 and June 30, 2016, with the reports of the auditor thereon, and the related Management Discussion and Analysis will be tabled at the Meeting and will be available at the Meeting. These documents are also available on the Company’s SEDAR website at www.sedar.com. Additional information relating to these documents may be obtained by a shareholder upon request without charge from the Company at Suite 1500 – 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5, Tel.: 1-844-601-2448.

ELECTION OF DIRECTORS

There are currently six directors of the Company. Shareholders are being asked at the Meeting to fix the number of directors at seven.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected. The following disclosure sets out the names of management’s nominees for election as directors, all major offices and positions with the Company or any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment (for the five preceding years), the period of time during which each has been a director and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at September 29, 2017:

Name, Country of Residence and Present Office Held	Present Principal Occupation, Business or Employment (Within the Past Five Years for proposed Directors) (1)	Date Elected or Appointed	Number of Shares Held (2)
Michael Singer (7)(8))(9) Quebec, Canada Chairman of the Board and Director	Chartered Professional Accountant,
Consultant and Entrepreneur; currently
CFO and Corporate Secretary of Clementia
Pharmaceuticals Inc. since May 2015;
previously CFO of Bedrocan Cannabis
Corp. from May 2014 until June 2015; and
CFO of Thallion Pharmaceuticals Inc. from
	March 2006 until August 2013.	Director: May 20, 2016 Chairman of the Board: November 29, 2016	180,579(3)
Terry Booth Alberta, Canada Chief Executive Officer and Director	President and part owner of Superior Safety Codes Inc.	Director and Officer: December 9, 2014	12,234,282(4)
Steve Dobler(8) Alberta, Canada President and Director	Professional Engineer; Vice President and part owner of Superior Safety Codes Inc.; President of ICC Enterprises Corp. since May 2002.	Director and Officer: December 9, 2014	15,090,348(5)
Jason Dyck(9) Alberta, Canada Director	Professor, Department of Pediatrics, University of Alberta since July 1999; and Vice-President, Metabolic Modulators Research Ltd. since July 1999.	March 10, 2015	2,431,155(6)
Adam Szweras(7)(8)(9) Ontario, Canada Director	Barrister & Solicitor; Partner, Fogler, Rubinoff LLP since 2006; Chairman of Foundation Markets Inc. since December 2005.	August 10, 2015	Nil
Joseph del Moral Ontario, Canada Director	CEO of 2425451 Ontario Inc. also known as Canadian Cannabis Clinics since 2014; and Director of 2179321 Ontario Inc. also known as Newten Home Comfort from January 2007 to December 2013.	October 1, 2016	2,310,200

Name, Country of Residence and Present Office Held	Present Principal Occupation, Business or Employment (Within the Past Five Years for proposed Directors) (1)	Date Elected or Appointed	Number of Shares Held (2)
Diane Jang British Columbia, Canada Nominee Director

Business Consultant; President,
Sunrise Soya Foods Inc. (from
October 2015 to December 2016;
General Manager, Dairy Alternatives,
Earth’s Own Food Company Inc.
from May 2008 to 2015; General
Manager, International, SoyaWorld
Inc. from 2006 to 2008; Director of Sales,
SoyaWorld Inc., from 1998 to 2006;
Sales and Marketing Manager, Sunrise
Soya Foods, from 1992 to 1998.

		Nominee	Nil

Notes:

(1)	The information as to the principal occupation, business or employment is not within the knowledge of the Company and has been furnished by the respective director.
(2)

The information as to the number of Common Shares of the Company beneficially owned or over which a director exercises control or direction, directly or indirectly, and not being within the knowledge of the Company, has been furnished by the respective directors individually or from insider reports filed by the respective nominees and publicly available through SEDI at www.sedi.ca.

(3)	Of these shares, 59,250 are owned by 8115966 Canada Inc., a private company owned by Mr. Singer.
(4)	Of these shares, 11,987,782 are owned by Lola Ventures Inc. and 120,000 by Chinuke Investments Ltd., private companies owned and controlled by Mr. Booth.
(5)	These shares are owned by 1771472 Alberta Ltd., a private company wholly-owned and controlled by Mr. Dobler.
(6)	Of these shares, 2,106,715 are owned by 748086 Alberta Ltd., a private company wholly-owned and controlled by Mr. Dyck.
(7)	Member of the Audit Committee.
(8)	Member of the Compensation Committee.
(9)	Member of the Nominating and Corporate Governance Committee.

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

A shareholder can vote for all of the above nominees, vote for some of the above nominees and withhold for other of the above nominees, or withhold for all of the above nominees. Unless otherwise instructed, the named proxyholders will vote FOR the election of each of the proposed nominees set forth above as directors of the Company. At the Meeting the above persons will be nominated for election as director as well as any person nominated pursuant to the Advance Notice Provision (see below). Only persons nominated by management pursuant to this Information Circular or pursuant to the Advance Notice Provision will be considered valid director nominees eligible for election at the Meeting.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Except as disclosed below, no proposed director is, as at the date of this Information Circular, or has been, within the last 10 years before the date of this Information Circular, a director, or executive officer of any company (including the Company) that was:

(a)

subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Adam Szweras was a director and secretary of Bassett Media Group Corp. (“Bassett”), a TSX-V listed company, until March 16, 2010. Bassett has been subject to a cease trade order since June 16, 2010 due to not filing its financial statements and management’s discussion and analysis pursuant to NI 51-102.

Adam Szweras was appointed as a director for Mahdia Gold Corp.’s (“Mahdia”) on April 14, 2016. Mahdia was a Canadian Securities Exchange listed company until February 4, 2016. Mahdia has been subject to a cease trade order since March 13, 2015, due to not filing its financial statements and management’s discussion and analysis pursuant to NI 51-102.

No proposed director is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

Director Biographies

Michael Singer, Director

On May 20, 2016, the Company appointed Michael Singer to the Board of Directors. Mr. Singer, who was nominated as Chairman of the Board on November 29, 2016, sits as an independent Director and has extensive financial management, capital markets and corporate governance experience in the pharmaceutical and medical cannabis industries. He is a Chartered Professional Accountant (CPA, CGA) and is currently the Chief Financial Officer of NASDAQ listed Clementia Pharmaceuticals Inc., a Montreal based clinical stage biopharmaceutical company. From May 2014 until June 2015, he was Chief Financial Officer of Bedrocan Cannabis Corp. Mr. Singer has held numerous independent director roles in Canadian public health care companies, and also previously served as CFO and Corporate Secretary for TSX-V listed Thallion Pharmaceuticals Inc., until the company’s successful cash sale to BELLUS Health Inc. in July 2013. Mr. Singer holds a Graduate Diploma in Public Accounting from McGill University and a Bachelor of Commerce from Concordia University.

Terry Booth, Chief Executive Officer and Director

Mr. Booth co-founded the Company in 2013 when the Canadian federal government created a new regulatory regime for the national medical cannabis system. Investing $2.5 million of his own capital in start-up funding, he secured a 160-acre parcel of land in the foothills of the Rocky Mountains, and designed and built the Company’s first advanced cannabis production facility. Mr. Booth has assembled a diverse and highly skilled team of experts from a broad range of disciplines to execute on the Company’s business strategy and vision to build the world’s foremost cannabis company. Prior to founding Aurora, Mr. Booth has been in the industrial permitting and governmental regulatory sector for over 20 years. An entrepreneur and Alberta business leader, Mr. Booth has served as President/CEO of six other highly successful businesses, one of which, Superior Safety Codes Inc, has received many awards including one of Canada’s top 50 fastest-growing companies. Mr. Booth is a strong supporter of many charitable organizations dedicated to ending family violence and violence against women, including the “Walk a Mile in Her Shoes” campaign, Kids Up Front, WINGS and WIN House.

Steve Dobler, President and Director

Mr. Dobler has worked closely with Mr. Booth in the permitting space for over 20 years and was co-founder of the Company. Mr. Dobler holds a Bachelor of Science in Engineering from the University of Alberta and is a Professional Engineer with previous public company experience. He has held numerous executive positions in successful private and public Canadian companies over the past 25 years where he was responsible for the implementation of project management, strategies, and overseeing all facets of various operations. He has been involved in numerous private company acquisitions, integrations, operations and successful exits.

Dr. Jason Dyck, Director

On March 10, 2015, the Company appointed Dr. Jason Dyck, PhD, to its Board. Dr. Dyck obtained his PhD and Bachelor of Science from the University of Alberta and is a distinguished research scientist in the Department of Pediatrics at the University of Alberta. Dr. Dyck currently directs the University of Alberta Cardiovascular Research Centre and co-directs the pan-Alberta program known as Alberta HEART. Not only is Dr. Dyck an outstanding research scientist and a leader in his field but he also has extensive experience in drug discovery and commercialization. He co-founded a successful University of Alberta spin-off company, currently holds more than 100 patents and has numerous collaborations with large pharmaceutical companies. His accomplishments in academic research, drug discovery and product/technology commercialization have contributed to Dr. Dyck being recognized as one of Canada's Top 40 under 40 (awarded by the Caldwell Partners in 2007), which is "presented to exceptional Canadians under the age of 40 who are outstanding leaders in their chosen fields and who are shaping our country's future".

Adam Szweras, Director

Mr. Szweras is a securities law partner with Fogler, Rubinoff LLP in Toronto and Chairman of the Foundation Markets Group, a Toronto based Merchant Bank and brokerage firm. His law practice focuses on financings and going public transactions, and in his banking practice, he works closely to build, invest in, and develop emerging business. Adam represents and sits on the boards of several mid-market public companies and assists companies in listing on the TSE, the TSXV, and the Canadian Securities Exchange. He has a particular expertise with cross border mid-market transactions and often acts as a strategic advisor to his clients. Mr. Szweras works with public and private companies active in marijuana markets in Canada and the US as well as companies with businesses in energy transmission, oil and gas and alternative energy, technology, and food producers. Mr. Szweras has experience in representing clients in Canada and the US as well as South America, China and South Asia. Mr. Szweras both joined Fogler, Rubinoff LLP and founded the Foundation Markets Group in 2006. He was called to the Ontario Bar in 1996 and has authored numerous papers and articles relating to Canadian and foreign securities and corporate law.

Joseph del Moral, Director

Joseph del Moral was appointed to the Board effective October 1, 2016. Mr. del Moral is a co-founder and CEO of Canadian Cannabis Clinics (CCC), as well as a co-founder of CanvasRx, Canada's leading cannabis outreach and counselling service provider, where he served as Chief Executive Officer until its acquisition by Aurora. Prior to his pioneering work in the cannabis industry, Mr. del Moral held several senior positions in the energy industry, including as founder of Newten Home Comfort, before its acquisition by Just Energy in 2010. Mr. del Moral holds a B.Comm in Finance from McGill University.

Nominee Director Biography

Diane Jang, Nominee

Diane Jang is a nominee director at the Meeting. Ms. Jang is a business consultant, specializing in strategic planning for sustainable success, growth and profitability for companies. With over 27 years of business experience in the Consumer Packaged Goods industry, she has a proven track record in strategic planning, increasing profitability and leading companies to become market leaders in their industries. Previously, Ms. Jang led successful companies as President at Sunrise Soya Foods and General Manager at Earth’s Own Food Co Inc., and also serves as a Director of Big Sisters of BC Lower Mainland. Ms. Jang holds a Bachelor of Business Administration from Simon Fraser University.

Advance Notice Provision

At the Company’s annual general and special meeting held on March 17, 2014, the Company’s shareholders approved the alteration of the Company’s articles for the purpose of adopting advance notice provisions (the “Advance Notice Provision”). The Advance Notice Provision provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) or (ii) a shareholder proposal made pursuant to the provisions of the Business Corporations Act (British Columbia).

The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The Advance Notice Provision also requires all proposed director nominees to deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary of the Advance Notice Provision, is not comprehensive and is qualified by the full text of such provision in the Company’s Altered Articles, which is available under the Company’s profile on SEDAR at www.sedar.com.

The Company did not receive notice of a nomination in compliance with the Advance Notice Provision, and as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE “FOR” THE ELECTION OF THE ABOVE NOMINEES AS DIRECTORS.

Majority Voting Policy

The Company has adopted a majority voting policy (the “Majority Voting Policy”) that applies to the election of directors. Under the Majority Voting Policy, a director who is elected with more votes withheld than cast in favour of his or her election will be required to tender his or her resignation to the Chairman of the Board. The resignation will be effective when accepted by the Board and the nominee director will not participate in any committee or Board meetings or deliberations on this matter. The Majority Voting Policy does not apply in circumstances involving contested director elections.

The Nominating and Corporate Governance Committee will consider the resignation and make a recommendation to the Board on whether the resignation should be accepted. In considering the recommendation of the Corporate Governance Committee, the Board will consider the factors taken into account by the committee and such additional information and factors that the Board considers to be relevant. The Board expects that resignations will be accepted unless there are extenuating circumstances that warrant a contrary decision.

The Board will announce its decision (including the reasons for not accepting any resignation) by way of a news release within 90 days of the date of the meeting at which the election occurred and provide a copy of the news release to the TSE. If the resignation is accepted, subject to any applicable law, the Board may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director, or call a special meeting of shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies.

A copy of the Majority Voting Policy can be viewed on the Company’s website as part of the 2017 Meeting Materials at https://auroramj.com/investors.

APPOINTMENT OF AUDITOR

MNP LLP, Chartered Professional Accountants, Suite 2200 – MPP Tower, 1021 West Hastings Street, Vancouver, British Columbia, will be nominated at the Meeting for re-appointment as auditor of the Company. MNP LLP, Chartered Professional Accountants, were first appointed auditor on May 25, 2015.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information, which will be provided to the shareholders and the public, the systems of corporate controls, which management and the Board have established, and overseeing the audit process. It has general responsibility to oversee internal controls, accounting and auditing activities and legal compliance of the Company. The Audit Committee also is mandated to review and approve all material related party transactions.

The Company’s Audit Committee Charter is attached as Schedule “A” to the Company’s Annual Information Form dated September 25, 2017 for fiscal year ended June 30, 2017 which is available on the Company’s SEDAR website at www.sedar.com. The Company’s Audit Committee members during the fiscal year ended June 30, 2017 were: Michael Singer (Chair), Adam Szweras and Barry Fishman. Mr. Fishman resigned as a director of the Company on September 25, 2017. The Board will appoint a third independent member of the Audit Committee following the annual general and special meeting notwithstanding composition. All members of this Committee are independent directors. National Instrument 52-110 of the Canadian Securities Administrators requires the Company to disclose annually certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. See sections in the Company’s Annual Information Form for the fiscal year ended June 30, 2017, which contains information about the Company’s Audit Committee and information containing the Company’s relationship with its auditor, MNP LLP.

OTHER COMMITTEES OF THE BOARD

The Company also has a Nominating and Corporate Governance Committee and a Compensation Committee, described below:

Nominating and Corporate Governance Committee

For the fiscal year ended June 30, 2017, the members of the Company’s Nominating and Corporate Governance Committee were: Jason Dyck (Chair), Adam Szweras, Michael Singer and Barry Fishman. Barry Fishman resigned as a director of the Company on September 25, 2017. The Company adopted a Nominating and Corporate Governance charter. The Nominating and Corporate Governance Committee is responsible for screening nominees to the Board. The Nominating and Corporate Governance Committee annually assesses the skills and qualifications of directors and nominees to ensure the members of the board of directors have the skills and qualifications appropriate to the current needs of the Company. This Committee meets as required to review and make recommendations to the board of directors on all direct and indirect compensation, benefits and perquisites for senior management and directors of the Company.

This year the board has decided that seven directors are to be elected. The Company’s goal is to assemble a board with the appropriate background, knowledge, skills and diversity to effectively carry out its duties, oversee the Company’s strategy and business affairs and foster a climate that allows the board to constructively guide and challenge management.

Key attributes

The Company expects all board members to be financially literate, independent minded and team players. The Nominating and Corporate Governance Committee also considers the below factors when assessing potential candidates:

•	the board’s overall mix of skills and experience
•	how actively the candidates participate in meetings and develop an understanding of our business
•	their character, integrity, judgment and record of achievement
•	diversity (including gender, aboriginal heritage, age, sexual orientation and geographic representation)

All of the current directors of the Company are independent, with the exception of Terry Booth (Chief Executive Officer), Steve Dobler (President) and Joseph del Moral (Chief Executive Officer of CanvaRx).

Each of the nominated directors is eligible to serve as a director and has expressed their willingness to do so. Directors who are elected will serve until the end of the next annual meeting, or until a successor is elected or appointed.

See “Director Biographies/Nominee Biography” above for more information about the Board.

Compensation Committee

For the fiscal year ended June 30, 2017, the members of the Compensation Committee were: Adam Szweras (Chair), Michael Singer, Steve Dobler and Barry Fishman. Mr. Fishman resigned as a director of the Company on September 25, 2017. Michael Singer and Adam Szweras are independent members of this Committee. Steve Dobler is not independent (President of the Company). The Company has adopted a Compensation Committee Charter. The Compensation Committee conducts reviews with regard to the directors’ and the Chief Executive Officer’s compensation once a year. To make its recommendation on directors’ and the Chief Executive Officer’s compensation, this Committee takes into account the types of compensation and the amounts paid to directors and Chief Executive Officers of comparable publicly traded Canadian companies. Members of the Compensation Committee do not currently receive any remuneration for acting in such capacity.

The Company also has in place a Disclosure Confidentiality and Insider Trading Policy, a Securities Trading and Reporting Policy, and Whistle Blower Policy.

CORPORATE GOVERNANCE

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA has implemented National Instrument 58-101F2 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. A complete description of corporate governance is set out in the Statement of Corporate Governance Practices attached as Schedule A to this Information Circular.

The Company recognizes the benefits of having a diverse Board, and seeks to increase diversity at the Board level. The Company does not maintain quotas or targets regarding gender representation on the Board or in executive officer positions. All Board appointments will be made based on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board as a whole requires to be effective, with due regard for the benefits of diversity (including the level of representation of women on the Board). As at the date hereof, the Company has three senior officers who are female. The Company recruits, manages and promotes on the basis of an individual’s competence, qualification, experience and performance, regardless of gender, age, ethnic origin, religion, sexual orientation or disability or other aspects of diversity in executive officer positions.

The Board’s mandate expressly encourages a diversity of background skills and experience and personal characteristics among the directors. As a result, while neither a written policy nor targets relating to the identification and nomination of female directors have been adopted to date and the emphasis in filling Board vacancies is on finding the best qualified candidates given the needs and circumstances of the Board, a nominee’s diversity will be considered favourably in the identification and selection process.

The Board has not adopted any policies that specifically address the appointment of women to executive officers positions. The Board believes that executive officer appointments should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of management at the time. The Company believes that considering the broadest group of individuals is required to provide the leadership needed to achieve the Company’s business objectives; however, due to the relatively small size of the Company’s executive leadership, the representation of women in executive officer positions has not been considered when making executive officer appointments and the Company has not adopted targets regarding the representation of women in executive officer positions for the reasons stated above.

COMPENSATION OF EXECUTIVE OFFICERS

The Board has assessed the Company’s compensation plans for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The Board has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. The Board considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

The Company has not adopted a policy restricting its executive officers or directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its executive officers or directors. To the knowledge of the Company, none of the executive officers or directors have purchased such financial instruments.

COMPENSATION DISCUSSION AND ANALYSIS

This section provides the Company’s approach to executive compensation by outlining the processes and decisions supporting the determination of the amounts which the Company paid to its Chief Executive Officer, Chief Financial Officer and its three other most highly compensated executives during the financial year ended June 30, 2017 (the “NEOs”). While this discussion relates to the NEOs, the other executives of the Company participate in the same plans and are subject to a similar process.

The Compensation Committee assists the Board in discharging the Board’s oversight responsibilities relating to the compensation and retention of Executive Officers. The Compensation Committee’s responsibilities include, but are not limited to:

•	Setting policies for Executive Officers’ remuneration;

•	Reviewing and approving and then recommending to the Board salary, bonus, and other benefits, direct or indirect, and any change-of-control packages of the Chief Executive Officer;

•	Considering the recommendations of the Chief Executive Officer and setting the terms and conditions of employment including, approving the salary, bonus, and other benefits, direct or indirect, and any change-of- control packages, of the Executive Officers of the Company; and

•	Overseeing the administration of the Company’s compensation plans, including share option plans (the “Share Option Plan”), and such other compensation plans or structures as are adopted by the Company from time to time.

•	Approve employment agreements for Executive Officers.

The Compensation Committee makes recommendations to the Board regarding (a) Executive Officers’ base salary, annual bonus awards and share option grants; (b) annual and long-term quantitative goals and the annual qualitative goals for the Executive Officers; and (c) participation in the Share Option Plan and amendments to the Share Option Plan, as necessary.

The following executive compensation principles guide the Compensation Committee in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation program:

•	Compensation levels and opportunities must be market competitive to attract and retain qualified and experienced executives, while being fair and reasonable to shareholders;

•	Compensation must incorporate an appropriate balance of short and long-term rewards; and

•	Compensation programs must align executives’ long-term financial interests with those of shareholders by providing equity-based incentives.

The Company does not have formal benchmarks for assessing and setting executive compensation, however, the Company reviews compensation programs of companies in its peer group to ensure that executive compensation is within the parameters of companies of a similar size and in the same industry. Levels of compensation are also established and maintained with the intent of attracting and retaining superior quality employees while ensuring that the levels are not contrary to the interests of shareholders.

The Company’s general executive compensation philosophy is to, whenever possible, pay its Executive Officers “base” compensation in the form of salaries that are competitive in comparison to those earned by executive officers holding comparable positions with other Canadian publicly traded entities similar to the Company while at the same time providing its Executive Officers with the opportunity to earn above average “total” compensation through the potential attainment of annual incentive bonuses and through the Share Option Plan and other equity-based compensation structures as may be approved by the Company’s shareholders.

The Company’s executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. For NEOs, the compensation program is designed to provide a larger portion of variable incentives tied to corporate performance. NEO compensation includes base salary and benefits, bonuses and Share options. Salaries are a base level of compensation designed to attract and retain executive offices with the appropriate skills and experience. Bonuses are designed to reward NEOs for the achievement of short term corporate objective and individual contribution towards achieving those objectives, while option grants through the Company’s Share Option Plan was designed to provide incentives to increase shareholder value over the longer-term and thereby better align executive compensation with the interests of shareholders.

Each element of executive compensation is carefully considered by the Compensation Committee to ensure that the there is the right mix of short-term and long-term incentives for the purposes of achieving the Companies goals and objectives.

Base Salary

Salaries paid to the NEOs in 2017 and 2016 are reflected in the “Summary Compensation Table” below. An NEO’s base salary is intended to remunerate the NEO for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salaries for NEOs are set out in their employment agreements, the terms of which are described below. The base salary of each executive officer is determined by the Board based on an assessment by the Compensation Committee of his or her sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board, the Compensation Committee also considers the particular skills and experience of the individual. A final determination on executive compensation, including salary, is made by the Board in its sole discretion based on the recommendations of the Compensation Committee and its knowledge of the industry and geographic markets in which the Company operates. The Compensation Committee does not use any type of quantitative formula to determine the base salary level of any of the NEOs.

Base salaries are reviewed annually to ensure that they properly reflect a balance of market conditions, the levels of responsibilities and accountability of each individual, their unique experience, skills and capability and level of sustained performance.

Option Based Awards

The Share option component of Executive Officers’ compensation is intended to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to remain associated with the Company and providing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs. Grants under the Share Option Plan are intended to provide long term awards linked directly to the market value performance of the Company’s shares. The Compensation Committee reviews management’s recommendations and itself recommends to the Board. Share options are granted according to the specific level of responsibility of the particular executive and the number of options for each level of responsibility is determined by the Compensation Committee.

The number of outstanding options is considered by the Compensation Committee when determining the number of options to be granted in any particular year due to the limited number of options which are available for grant under the Share Option Plan.

Refer to heading “PARTICULARS OF MATTERS TO BE ACTED UPON – Adoption of New Form 10% “Rolling” Share Option Plan/Unallocated Option Entitlements” below.

Annual Incentives

The Compensation Committee believes that incentive compensation motivates individual performance to maximize shareholder value and aligns executive officer performance with the Company’s objectives and shareholder interests.

The Board has approved a bonus plan that is meant to increase corporate performance, profitability and shareholder value. Under the plan, cash payments are made when predetermined operational and financial targets are met. In addition, the Compensation Committee factors into the bonus its assessment of each executive officer’s respective contribution to this achievement.

For the fiscal year 2018, the Board approved a management bonus plan (the “Management Bonus Plan”) composed of corporate, divisional and individual measures and based on a percentage of base salary determined by the position level. The CEO has a Target percentage incentive level of 75%. Other NEOs have a Target percentage incentive level of 50%.

In recognition of senior management’s superior performance in 2017, the bonus payouts for the CEO and President were paid as per their employment agreements (35% and 30% respectively) with additional amounts awarded in restricted share units (40% and 20% respectively). The payouts for all other NEOs were made 50% in cash and 50% in RSUs, subject to shareholder approval of the RSU plan.

There were no bonuses awarded in respect of the fiscal year ended June 30, 2016.

PERFORMANCE GRAPH

The following graph compares the total cumulative return to a shareholder who invested $100 in Common Shares of the Company on June 30, 2012, with the cumulative total return of the TSXV Composite Index as at the June 30 year end date of the Company for each year following June 30, 2012.

Notes:
(1)	At June 30, 2012 the Company, then known as “Prescient Mining Corp.” was trading on the TSXV under the stock symbol “PMC”.
(2)	The Company moved the listing of its Common Shares to the Canadian Securities Exchange (the “CSE”) effective May 31, 2014, trading under the stock symbol “PMC”.
(3)	On October 2, 2014, the Company changed its name to Aurora Cannabis Inc. (“Aurora”) and effective October 4, 2016, the Company de-listed its Common Shares from the CSE.
(4)	Effective market opening October 5, 2016, the Common Shares commenced trading on the TSXV under the stock symbol “ACB”.
(5)

Effective July 24, 2017, the Common Shares commenced trading on the TSE under the stock symbol “ACB”. For continuity, the ACB stock symbol shown in the graph also represents the Company’s former symbol PMC.

As described in this Information Circular, the compensation policy for the Company’s directors and NEOs is primarily tied to financial performance of the business and not specifically to Common Share performance. The performance criteria is based on the Company’s relative Shareholder return as compared to a peer index. See “Statement of Executive Compensation” contained herein.

STATEMENT OF EXECUTIVE COMPENSATION

General Provisions

In this section “Named Executive Officer” means

(a) the Chief Executive Officer (or an individual who acted in a similar capacity) (the “CEO”);

(b) the Chief Financial Officer (or an individual who acted in a similar capacity) (the “CFO”);

(c) each of the Company’s three other most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity (except those whose total salary and bonus does not exceed $150,000) at the end of that financial year; and

(d) each individual who would be an Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

During the fiscal year ended June 30, 2017, the Named Executive Officers (the “NEOs”) of the Company were Terry Booth, Chief Executive Officer, Steve Dobler, President, Glen Ibbott, Chief Financial Officer, Amy Stephenson, Former Chief Financial Officer, John Bean, Former Chief Financial Officer, Cameron Battley, Executive Vice President, Allan Cleiren, Chief Operating Officer, and Neil Belot, Chief Global Business Development Officer.

The NEOs during the fiscal year ended June 30, 2016 were Terry Booth, Chief Executive Officer, Steve Dobler, President, and John Bean, Chief Financial Officer.

Summary Compensation Table

The table below is a summary of the compensation received by the NEOs for the last three fiscal years ended June 30, 2017, June 30, 2016 and June 30, 2015.

Name and principal position	Year	Salary ($)	Share- based awards(1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual incentive plan(3) ($)	Long-term incentive plans ($)
Terry Booth, CEO and Director(4)	2017	62,692	130,000	1,854,167(5)	113,750	Nil	Nil	287,500(6)	2,444,359
	2016	Nil	Nil	Nil	Nil	Nil	Nil	125,000(6)	125,000
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Steve Dobler, President and Director(7)	2017	58,636	50,000	1,854,167(8)	75,000	Nil	Nil	200,000(9)	2,237,803
	2016	Nil	Nil	Nil	Nil	Nil	Nil	75,000(9)	75,000
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Glen Ibbott, CFO(10)	2017	37,500	10,417	1,648,462	10,417	Nil	Nil	Nil	1,685,962
	2016	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
	2015	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
Amy Stephenson, Former CFO(11)	2017	Nil	Nil	58,944	Nil	Nil	Nil	163,250(12)	222,194
	2016	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
	2015	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
John Bean, Former CFO and Director(13)	2017	Nil	Nil	Nil	Nil	Nil	Nil	9,900(14)	9,900
	2016	Nil	Nil	Nil	Nil	Nil	Nil	43,200(14)	43,200
	2015	Nil	Nil	79,205	Nil	Nil	Nil	16,200(14)	95,405
Cameron Battley, Executive VP(15)	2017	200,000	50,000	589,356	50,000	Nil	Nil	Nil	889,536
	2016	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
	2015	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
Allan Cleiren, Chief Operating Officer(16)	2017	20,192	5,209	1,482,945	5,209	Nil	Nil	Nil	1,508,346
	2016	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
	2015	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
Neil Belot, Chief Global Business Development Officer(17)	2017	172,000	50,000	654,840	50,000	Nil	Nil	779,746(18)	1,706,586
	2016	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
	2015	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A

Notes:

(1)

The share-based awards were bonuses accrued during the year ended June 30, 2017 and consist of the Proposed RSUs. The fair value of the share-based awards was based on the closing price of $2.76 on September 28, 2017, and is subject to shareholder approval. Refer to heading “PARTICULARS OF MATTERS TO BE ACTED UPON – Fixed Restricted Share Unit Plan/Restricted Share Unit Awards” below.

(2)

Options are valued using the Black-Scholes option pricing model as described in the Company’s audited financial statements for the years ended June 30, 2017 and 2016. These amounts represent the fair value of the Options at the date of grant.

(3)	Non-equity annual incentive plan compensation consists of accrued bonuses for the year.
(4)	Mr. Booth was appointed Chief Executive Officer on December 9, 2014. Mr. Booth does not receive any compensation for his role as a Director.
(5)	Stock options were granted to Lola Ventures Inc., a private company controlled by Mr. Booth.
(6)	Management fees paid to Lola Ventures Inc., a private company controlled by Mr. Booth.
(7)	Mr. Dobler was appointed President on December 9, 2014. Mr. Dobler does not receive any compensation for his role as a Director.

(8)	Stock options were granted to 1771472 Alberta Ltd., a private company controlled by Mr. Dobler.
(9)	Management fees paid to 1771472 Alberta Ltd., a private company controlled by Mr. Dobler.
(10)	Mr. Ibbott was appointed Chief Financial Officer on May 8, 2017.
(11)	Ms. Stephenson was appointed Interim Chief Financial Officer on August 4, 2016 and ceased to be CFO effective May 8, 2017. Ms. Stephenson provided transition consulting services until August 9, 2017.
(12)

CFO service fees paid to Branson Corporate Services Inc. Adam Szweras, a director of the Company, has a 24.5% indirect interest in Branson, through a family trust for the benefit of his minor children.

(13)	Mr. Bean was appointed Chief Financial Officer on December 9, 2014 and ceased to be CFO effective August 2, 2016.
(14)	CFO management fees paid to InSpire Consulting Services Ltd., a company controlled by Mr. Bean.
(15)	Mr. Battley was appointed Executive Vice President on November 7, 2016.
(16)	Mr. Cleiren was appointed Chief Operating Officer effective May 8, 2017.
(17)	Mr. Belot was appointed Chief Global Business Development Officer on March 21, 2017.
(18)	Consulting fees related to the CanvasRx acquisition.

Compensation Oversight

The Compensation Committee considers the compensation including grants of equity-based compensation to directors and officers of the Company and makes recommendations to the Board for consideration.

INCENTIVE PLAN AWARDS

During fiscal 2017, the Company granted 9,775,000 options at a fair value of $11,926,056. These options are exercisable at between $0.66 to $2.56 per share and expire between August 2021 to May 2022. These options are subject to certain vesting conditions over three years from the date of grant, based on years of service and share price appreciation. The Company also accrued bonuses for 107,110 share-based awards under the Proposed RSU Plan with a fair value of $295,626.

During fiscal 2016, the Company granted 2,100,000 options at a fair value of $540,277. These options are exercisable at between $0.30 to $0.46 per share, with 137,500 options vesting in 2016, and 683,333 options vesting in 2017. The options expire between August 2020 and May 2021.

The Company records compensation expense for the fair value of the stock options granted under its incentive share option plan using the Black-Scholes option pricing model. This model determines the fair value of stock options granted and amortizes it to earnings over the vesting period.

Incentive Plan Awards – Option-based Awards for the fiscal year ended June 30, 2017

The following table sets out all option-based and share-based awards outstanding at fiscal year ended June 30, 2017, for each NEO.

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in-the- money options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share based awards not paid out or distributed(2) ($)
Terry Booth CEO and Director	350,000	2.250	08-25-2021	N/A	N/A	N/A	130,000
	1,250,000(3)	2.270	03-22-2022	N/A	N/A	N/A	N/A
Steve Dobler President and Director	350,000	2.250	08-25-2021	N/A	N/A	N/A	50,000
	1,250,000(4)	2.270	03-22-2022	N/A	N/A	N/A	N/A
Glen Ibbott CFO	1,250,000	2.490	05-11-2022	N/A	N/A	N/A	10,417
Amy Stephenson, Former CFO(5)	87,499	0.660	05-09-2018	131,249	N/A	N/A	N/A

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in-the- money options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share based awards not paid out or distributed(2) ($)
John Bean Former CFO and Director(6)	200,000(6)	0.295	09-02-2017	373,000	N/A	N/A	N/A
Cameron Battley Executive VP	300,000	0.580	03-14-2021	474,000	N/A	N/A	50,000
	450,000	2.560	01-19-2022	N/A	N/A	N/A	N/A
Allan Cleiren Chief Operating Officer	1,000,000	2.490	05-11-2022	N/A	N/A	N/A	5,209
Neil Belot Chief Global Business Development Officer	125,000	0.295	08-26-2020	233,125	N/A	N/A	50,000
	500,000	2.56	01-19-2022	N/A	N/A	N/A	N/A

Notes:
(1)	The value of in-the-money value stock options was based on the closing price of $2.16 on June 30, 2017.
(2)

The share-based awards were bonuses accrued during the year ended June 30, 2017 and consist of the Proposed RSUs. The fair value of the share-based awards was based on the closing price of $2.76 on September 28, 2017, and is subject to shareholder approval. Refer to heading “PARTICULARS OF MATTERS TO BE ACTED UPON – Fixed Restricted Share Unit Plan/Restricted Share Unit Awards” below.

(3)	Stock options were granted to Lola Ventures Inc., a private company controlled by Terry Booth.
(4)	Stock options were granted to 1771472 Alberta Ltd., a private company controlled by Steve Dobler.
(5)	Amy Stephenson ceased to be CFO of the Company effective May 8, 2017.
(6)	John Bean ceased to be CFO of the Company effective August 2, 2016. The Company agreed to extend the term of Mr. Bean’s options to September 2, 2017.

Incentive Plan Awards – Option-based Awards for the fiscal year ended June 30, 2016

The following table sets out all option-based and share-based awards outstanding at fiscal year ended June 30, 2016, for each NEO. The Company did not grant share-based awards during the fiscal year ended June 30, 2016.

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share based awards not paid out or distributed (2) ($)
Terry Booth CEO and Director	Nil	N/A	N/A	N/A	N/A	N/A	N/A
Steve Dobler President and Director	Nil	N/A	N/A	N/A	N/A	N/A	N/A
John Bean, Former CFO and Director(2)	300,000	0.295	06-02-2020	52,500	N/A	N/A	N/A

Notes:
(1)	The value of in-the-money value stock options was based on the closing price of $0.47 on June 30, 2016.
(2)	John Bean ceased to be CFO of the Company effective August 2, 2016.

Incentive Plan Awards – Value Vested or Earned for th fiscal year ended June 30, 2017

The following table sets out all incentive plan values vested (or earned) during the fiscal year ended June 30, 2017, for each NEO:

Named Executive Officer	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Terry Booth CEO and Director	97,125	130,000	113,750
Steve Dobler President and Director	97,125	50,000	75,000
Glen Ibbott CFO	Nil	10,417	10,417
Amy Stephenson Former CFO(3)	78,021	Nil	Nil
John Bean Former CFO and Director(4)	Nil	Nil	Nil
Cameron Battley Executive VP	15,750	50,000	50,000
Allan Cleiren Chief Operating Officer	Nil	5,209	5,209
Neil Belot Chief Global Business Development Officer	15,750	50,000	50,000

Notes:
(1)

The value of vested stock options that would have been realized if exercised on the vesting date is determined by the difference between the market price of the underlying securities and the exercise price of the options on the vesting date.

(2)

Comprised of bonuses for the year and share-based awards consisted of RSU’s which are subject to shareholder approval. Refer to heading “PARTICULARS OF MATTERS TO BE ACTED UPON – Fixed Restricted Share Unit Plan/Restricted Share Unit Awards” below.

(3)	Amy Stephenson ceased to be CFO of the Company effective May 8, 2017.
(4)	John Bean ceased to be CFO of the Company effective August 2, 2016.

Incentive Plan Awards – Value Vested or Earned for the fiscal year ended June 30, 2016

The following table sets out all incentive plan values vested (or earned) during the fiscal year ended June 30, 2016, for each NEO:

Named Executive Officer	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Terry Booth CEO and Director	Nil	N/A	N/A
Steve Dobler President and Director	Nil	N/A	N/A
John Bean Former CFO and Director(2)	Nil	N/A	N/A

Notes:
(1)

The value of vested stock options that would have been realized if exercised on the vesting date is determined by the difference between the market price of the underlying securities and the exercise price of the options on the vesting date.

(2)	John Bean ceased to be CFO of the Company effective August 2, 2016.

Pension Plan Benefits

The Company has no pension plans that provide for payments or benefits at, following, or in connection with the retirement of the Named Executive Officers.

Directors’ and Officers’ Liability Insurance

The Company maintains an insurance policy with respect to directors’ and officers’ liability covering directors and officers of the Company and its subsidiaries as a group. The policy provides coverage to an annual limit of $30,000,000. The annual premium for the policy period is $101,200. The Company’s coverage under the policy is for a period of 12 months until June 1, 2018, with terms and premiums to be established at each renewal.

Employment Agreements, Termination and Change in Control Benefits

The Company currently has employment agreements with each of its NEOs as follows:

Terry Booth – Chief Executive Officer

The Company entered into an employment agreement with Mr. Terry Booth effective January 1, 2017 which provides for his annual base salary of $325,000, four weeks’ annual vacation, participation in bonus plans and restricted share unit plans, bonuses of up to a maximum of 35% of the annual base salary, to be approved by the Compensation Committee, and eligibility to participate in the Company’s standard benefit plans. The Company may terminate the employment without cause by providing Mr. Booth reasonable and adequate notice, or salary in lieu of notice of twelve months’ base salary plus one additional month per year of service, calculated on a pro-rata basis, with this calculation commencing as of July 1, 2013 to a maximum of 24 months’ notice or base salary in lieu thereof. No change of control provisions were included in Mr. Booth’s employment agreement. On September 25, 2017, the Board approved a Management Bonus Plan with an increase to Mr. Booth’s bonus target to 75% of his base salary.

Steve Dobler - President

The Company entered into an employment agreement with Mr. Steve Dobler effective January 1, 2017 which provides for his annual base salary of $250,000, four weeks’ annual vacation, participation in bonus plans and restricted share unit plans, bonuses of up to a maximum of 30% of the annual base salary, to be approved by the Compensation Committee, and eligibility to participate in the Company’s standard benefit plans. The Company may terminate the employment agreement without cause by providing Mr. Dobler reasonable and adequate, or salary in lieu of notice of nine months’ base salary plus one additional month per year of service, calculated on a pro-rata basis, with this calculation commencing as of July 1, 2013 to a maximum of 18 months’ notice or base salary in lieu thereof. No change of control provisions were included in Mr. Dobler’s employment agreement. On September 25, 2017, the Board approved a Management Bonus Plan with an increase to Mr. Dobler’s bonus target to 50% of his base salary.

Glen Ibbott – Chief Financial Officer

The Company entered into an employment agreement with Mr. Glen Ibbott effective May 8, 2017 which provides for his annual base salary of $250,000, four weeks’ annual vacation, 1,250,000 stock options vesting quarterly over three years with a life of five years, participation in bonus plans and restricted share unit plans, reimbursement of professional association fees and eligibility to participate in the Company’s standard benefit plans. The Company may terminate the employment agreement without cause by providing Mr. Ibbott reasonable and adequate notice, or salary in lieu of notice of six months’ base salary plus one additional month per year of service, calculated on a pro-rata basis, to a maximum of 12 months. No change of control provisions were included in Mr. Ibbott’s employment agreement. On September 25, 2017, the Board approved a Management Bonus Plan with Mr. Ibbott’s bonus target of 50% of his base salary.

Cam Battley, Executive Vice President

The Company entered into an employment agreement with Mr. Cameron Battley for the position of Senior Vice President effective March 14, 2016, which provides for his annual base salary of $200,000, four weeks’ annual vacation, 300,000 stock options with 50,000 options vesting immediately and the remainder to be vested evenly on a quarterly basis over two years, a signing bonus of $25,000 in shares and eligibility to participate in the Company’s standard benefit plans. Effective November 7, 2016, Mr. Battley was promoted to Executive Vice President and his annual salary increased to $250,000 effective August 1, 2017. No termination without cause and change of control provisions were included in Mr. Battley’s employment agreement. On September 25, 2017, the Board approved a Management Bonus Plan with Mr. Battley’s bonus target of 50% of his base salary.

Allan Cleiren, Chief Operating Officer

The Company entered into an employment agreement with Mr. Allan Cleiren effective May 22, 2017 which provides for his annual base salary of $250,000, four weeks’ annual vacation, 1,000,000 stock options vesting quarterly over four years with a life of five years, participation in bonus plans and restricted share unit plans, reimbursement of professional association fees and eligibility to participate in the Company’s standard benefit plans. The Company may terminate the employment agreement without cause by providing Mr. Cleiren reasonable and adequate notice, or salary in lieu of notice of six months’ base salary plus one additional month per year of service, calculated on a pro-rata basis, to a maximum of 12 months. No change of control provisions were included in Mr. Cleiren’s employment agreement. On September 25, 2017, the Board approved a Management Bonus Plan with Mr. Cleiren’s bonus target of 50% of his base salary.

Neil Belot, Chief Global Development Officer

The Company entered into an employment agreement with Mr. Neil Belot for the position of Chief Brand Officer effective September 8, 2015 which provides for his annual base salary of $120,000, increasing to an annual base salary of $144,000 on January 1, 2016, four weeks’ annual vacation and eligibility to participate in the Company’s standard benefit plans. Effective January 1, 2017, Mr. Belot’s salary increased to $165,000. Effective March 21, 2017, Mr. Belot was promoted to Chief Global Development Officer and his annual salary increased to $250,000. No termination without cause and change of control provisions were included in Mr. Belot’s employment agreement. On September 25, 2017, the Board approved a Management Bonus Plan with Mr. Belot’s bonus target of 50% of his base salary.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

DIRECTOR COMPENSATION

Director Compensation Table

Non-employee directors of the Company are paid the following fees in their capacities as directors:

Fees	Amount ($)
Board chair retainer (monthly)	7,500
Board retainer (monthly)	1,500
Board meeting fees (per meeting attended)	1,500
Committee meeting fees (per meeting attended)	1,000

Fiscal year ended June 30, 2017

The following table sets forth the compensation provided to the non-employee directors of the Company during the fiscal year ended June 30, 2017.

Name of Director	Fees earned ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Adam Szweras	46,500	Nil	401,893	Nil	Nil	Nil	448,393
Barry Fishman(2)	29,500	Nil	791,451	Nil	Nil	Nil	820,951
Chuck Rifici(3)	38,500	Nil	401,893	Nil	Nil	Nil	440,393
Jason Dyck(4)	39,000	Nil	1,056,733(4)	Nil	Nil	43,500(4)	1,139,233
Joseph del Moral	Nil	Nil	401,893	Nil	Nil	Nil	401,893
Michael Singer(5)	104,750	Nil	401,893	Nil	Nil	56,912(5)	563,555

Notes:
(1)

Options are valued using the Black-Scholes option pricing model as described in the Company’s audited financial statements for the years ended June 30, 2017 and 2016. These amounts represent the fair value of the Options at the date of grant.

(2)	Barry Fishman resigned as a director effective September 25, 2017.
(3)	Chuck Rifici resigned as a director effective May 8, 2017.
(4)	Consulting fees for research and development services paid to 748086 Alberta Ltd., a company controlled by Jason Dyck. Stock options were also issued to 748086 Alberta Ltd.
(5)	Michael Singer is the Chairman of the Board. Other compensation consisted of financial advisory service fees paid to 8115966 Canada Inc., a company controlled by Michael Singer.

Incentive Plan Awards – Option-based Awards for the fiscal year ended June 30, 2017

The following table sets out all option-based awards outstanding at fiscal year ended June 30, 2017, for each non-employee director.

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m - d - y)	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share based awards not paid out or distributed ($)
Adam Szweras	240,000	0.30	08-10-2020	446,400	N/A	N/A	N/A
	350,000	2.25	08-25-2021	N/A	N/A	N/A	N/A
Barry Fishman(2)	350,000	2.18	10-12-2021	N/A	N/A	N/A	N/A
	350,000	2.25	10-11-2021	N/A	N/A	N/A	N/A
Chuck Rifici(3)	175,002	0.30	09-01-2020	325,504	N/A	N/A	N/A
	350,000	2.25	08-25-2021	N/A	N/A	N/A	N/A
Jason Dyck(4)	350,000	0.40	03-10-2019	616,000	N/A	N/A	N/A
	350,000	2.25	08-25-2021	N/A	N/A	N/A	N/A
	500,000	2.56	01-19-2022	N/A	N/A	N/A	N/A
Joseph del Moral	350,000	2.25	10-01-2021	N/A	N/A	N/A	N/A
Michael Singer	800,000	0.46	05-20-2021	1,360,000	N/A	N/A	N/A
	350,000	2.25	08-25-2021	N/A	N/A	N/A	N/A

Notes:
(1)	The value of in-the-money value stock options was based on the closing price of $2.16 on June 30, 2017.
(2)	Barry Fishman resigned as a director effective September 25, 2017.
(3)	Chuck Rifici resigned as a director effective May 8, 2017.
(4)	Stock options granted to Jason Dyck were issued to 748086 Alberta Ltd., a company controlled by Jason Dyck.

Incentive Plan Awards – Value Vested or Earned for the fiscal year ended June 30, 2017

The following table sets out all incentive plan values vested (or earned) during the fiscal year ended June 30, 2017, for each non-employee director:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Adam Szweras	289,917	N/A	N/A
Barry Fishman(2)	199,500	N/A	N/A
Chuck Rifici(3)	305,083	N/A	N/A
Jason Dyck	301,438	N/A	N/A
Joseph del Moral	97,125	N/A	N/A
Michael Singer	817,125	N/A	N/A

Notes:
(1)

The value of vested stock options that would have been realized if exercised on the vesting date is determined by the difference between the market price of the underlying securities and the exercise price of the options on the vesting date.

(2)	Barry Fishman resigned as a director effective September 25, 2017.
(3)	Chuck Rifici resigned as a director effective May 8, 2017.

Fiscal year ended June 30, 2016

The following table sets forth the compensation provided to the non-employee directors of the Company during the fiscal year ended June 30, 2016.

Name of Director	Fees earned ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Adam Szweras	25,500	Nil	65,115	Nil	Nil	Nil	90,615
Chuck Rifici(2)	24,500	Nil	59,449	Nil	Nil	Nil	83,949
Jason Dyck	9,500(2)	Nil	Nil	Nil	Nil	59,338(3)	68,838
Michael Singer	Nil	Nil	388,105	Nil	Nil	19,521(4)	407,626

Notes:
(1)

Options were valued using the Black-Scholes option pricing model as described in the Company’s audited financial statements for the years ended June 30, 2017 and 2016. These amounts represent the fair value of the Options at the date of grant.

(2)	Chuck Rifici resigned as a director effective May 8, 2017.
(3)	Consulting fees related to research and development paid to 748086 Alberta Ltd., a company controlled by Jason Dyck.
(4)	Financial advisory fees paid to 8115966 Canada Inc., a company controlled by Michael Singer.

Incentive Plan Awards – Option-based Awards for the fiscal year ended June 30, 2016

The following table sets out all option-based awards outstanding at fiscal year ended June 30, 2016, for each non-employee director.

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m - d - y)	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share based awards not paid out or distributed(3) ($)
Adam Szweras	350,000	0.30	08-10-2020	59,500	N/A	N/A	N/A
Chuck Rifici(2)	350,000	0.30	09-01-2020	59,500	N/A	N/A	N/A
Jason Dyck(3)	350,000	0.40	03-10-2019	24,500	N/A	N/A	N/A
Michael Singer	1,250,000	0.46	05-20-2021	12,500	N/A	N/A	N/A

Notes:
(1)	The value of in-the-money value stock options was based on the closing price of $0.47 on June 30, 2016.
(2)	Chuck Rifici resigned as a director effective May 8, 2017.
(3)	Stock options issued to 748086 Alberta Ltd., a company controlled by Jason Dyck.

Incentive Plan Awards – Value Vested or Earned for the fiscal year ended June 30, 2016

The following table sets out all incentive plan values vested (or earned) during the fiscal year ended June 30, 2016, for each non-employee director:

Named	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Adam Szweras	24,792	N/A	N/A
Chuck Rifici(2)	26,833	N/A	N/A
Jason Dyck	19,250	N/A	N/A
Michael Singer	Nil	N/A	N/A

Notes:
(1)

The value of vested stock options that would have been realized if exercised on the vesting date is determined by the difference between the market price of the underlying securities and the exercise price of the options on the vesting date.

(2)	Chuck Rifici resigned as a director effective May 8, 2017.

2007 Venture Issuer form of Share Option Plan

The Company’s current 10% “rolling” share option plan is a venture issuer share option plan that was established by the Board on June 22, 2007. A description of this share option plan is referenced to in the Company’s Information Circular dated July 22, 2016 for its Annual General Meeting held on August 25, 2016.

The Company graduated from the TSXV to the TSE on July 24, 2017. On September 25, 2017, the Board adopted a new form 10% “rolling” share option plan under TSE policies in replacement of the Company’s venture issuer form of share option plan referenced above. Refer to heading “PARTICULARS OF MATTERS TO BE ACTED UPON - Adoption of New Form 10% “Rolling” Share Option Plan/Unallocated Option Entitlements” below.

Employee Share Purchase Plan

The Board resolved on September 25, 2017, the adoption of an employee share purchase plan (the “ESPP”). The ESPP was established to encourage employee share ownership. The Company is of the view that it is in the best interests of the Company to have the interests of its employees aligned with the shareholders of the Company and provide employees with the opportunity to participate in the growth of the Company.

Key Features of the ESPP

Any individual who is an Employee shall be eligible to enrol and become a Participant in the ESPP at any time after that Employee has completed six months of continuous service on a full-time basis or 20 hours per week for three months on a part-time basis with any Employer.

Eligible employees of the Company may elect to participate in the ESPP by contributing at least 1%, but no more than 10% of their gross pay, provided, however, that in no event shall a Participant’s payroll deductions in any calendar year exceed CDN$10,500 as defined in the ESPP. The Company will contribute $1.00 for every $2.00 contributed by that Participant. The funds so provided will be used to purchase shares of the Company on the open market at prevailing market prices. These combined contributions are held in trust by the ESPP Adminstrator, Solium Capital Inc., and used to purchase Common Shares through the facilities of the TSE on a regular basis. No Common Shares are issued from treasury in respect of the ESPP. The ESPP provides that all Common Shares held in the personal account of a Participant shall at all times be vested immediately in order to increase the overall attractiveness of the program to employees with the goal of increasing overall enrolment and participation. All expenses related to the purchase of Common Shares under the ESPP are paid by the Company, while all expenses related to the sale of Common Shares from the ESPP are paid by the Participants. Pursuant to its terms, the Company may amend or terminate the ESPP at any time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets out equity compensation plan information at fiscal year ended June 30, 2017:

Plan Category	Number of securities to be issued upon exercise of outstanding options, under equity compensation plans (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Shareholders – Share Option Plan	15,233,566(1)	1.84	21,421,358(2)(3)
Equity compensation plans not approved by securityholders –	None	N/A	N/A
Total	15,233,566(1)	1.84	21,421,358(2)(3)

Notes:
(1)	The outstanding options are governed by the Company’s Share Option Plan.
(2)

Represents the aggregate number of shares remaining available for issuance under the Company’s Share Option Plan at the fiscal year ended June 30, 2017, less the number of Common Shares issuable upon the exercise of outstanding Options.

(3)

The Company has an incentive share option plan, which provides that the Board may from time to time, in its discretion, and in accordance with Exchange requirements, grant non-transferable options to purchase Common Shares, provided that the number of Common Shares reserved for issuance will not exceed 10% of the issued and outstanding Common Shares of the Company. At fiscal year ended June 30, 2017, the Company had 366,549,244 Common Shares issued and outstanding.

The following table sets out equity compensation plan information at fiscal year ended June 30, 2016:

Plan Category	Number of securities to be issued upon exercise of outstanding options, under equity compensation plans (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Equity Compensation Plans Approved by Shareholders – Share Option Plan	5,309,834(1)	0.37	8,247,802(2)(3)
Equity compensation plans not approved by securityholders –	None	N/A	N/A
Total	5,309,834(1)	0.37	8,247,802(2)(3)

Notes:
(1)	The outstanding options are governed by the Company’s Share Option Plan.
(2)

Represents the aggregate number of shares remaining available for issuance under the Company’s Share Option Plan at the fiscal year ended June 30, 2016, less the number of Common Shares issuable upon the exercise of outstanding Options.

(3)

The Company has an incentive share option plan, which provides that the Board may from time to time, in its discretion, and in accordance with Exchange requirements, grant non-transferable options to purchase Common Shares, provided that the number of Common Shares reserved for issuance will not exceed 10% of the issued and outstanding Common Shares of the Company. At fiscal year ended June 30, 2016, the Company had 135,576,365 Common Shares issued and outstanding.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the Company’s last completed financial year, was any director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries, indebted to the Company or any of its subsidiaries or indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular, including the disclosure below, briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

During the fiscal year ended June 30, 2017, the Company paid to key management personnel that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly. As of June 30, 2017, the Company’s key management personnel consisted of the Company’s directors and senior management (Chief Executive Officer, President, Chief Financial Officer, Executive Vice President, Chief Operating Officer, Chief Global Business Development Officer, and Corporate Secretary). The Company incurred fees and expenses in the normal course of operations in connection with the key management and directors. Details are as follows:

a)	Management fees and wages of $1,934,170 (2016: $368,200);
b)	Director fees of $258,250 (2016: $59,500);
c)	Consulting fees of $4,880,372 (2016: $553,918); and
d)	Share-based compensation of $6,413,046 (2016: $197,892);

Reverse Take Over Performance Shares

Pursuant to the reverse takeover on December 9, 2014, the Company issued 20,000,000 Common Shares on the achievement of performance milestones. Lola Ventures Inc., a company controlled by Terry Booth, received 5,450,000 shares, 1771472 Alberta Ltd., a company controlled by Steve Dobler, received 6,450,000 shares, Chinuke Investments Ltd., a company controlled by Terry Booth, received 80,000 shares, Dale Lesack, a director of the Company’s wholly owned subsidiary, Aurora Cannabis Enterprises Inc., received 1,000,000 shares and Chris Mayerson, a director of Aurora Cannabis Enterprises Inc., received 1,000,000 shares.

CanvasRx Acquisition and Earn Out Payments

On August 17, 2016, the Company completed the acquisition of all of the issued and outstanding shares of CanvasRx pursuant to a Share Purchase Agreement dated August 9, 2016, as amended and restated on August 16, 2016 for a total consideration of $37,127 (the “Acquisition”). CanvasRx is a counselling and outreach service provider with over 24 physical locations in the provinces of Ontario and Alberta, Canada.

Pursuant to Acquisition, the Company may pay up to $26,750,000 upon achievement of future performance milestones related to new counseling rooms opened, patient accruals and revenue targets, over a period of three years from the date of closing (Earn-out Payments). The Earn-out Payments may be satisfied, at the Company’s sole discretion, in cash or Common Shares at a 15% discount to the market price at the date of issuance, unless the market price of the Company’s shares is $0.47 or below, at which point the Earn-out Payments are convertible into a fixed number of shares. In any case, the issuance of the Company’s’ shares should not result in former CanvasRx shareholders accumulating 50% or more of the Company’s shares. If the Earn-out payments cannot be satisfied in cash and the issuance of shares would result in the former shareholders of CanvasRx accumulating 50% or more of the Company’s shares, a convertible debenture will be issued. During the year ended June 30, 2017, 2360203 Ontario Limited, a company where Joseph del Moral holds a 50% interest, was issued 755,999 shares for the achievement of performance milestones.

The Company paid Belot Business Consulting Corp., a company controlled by Neil Belot, an officer of the Company, aggregate consulting fees of $779,746 related to the Acquisition and Earn-out Payments.

Brokered Private Placements

In conjunction with the CanvasRx acquisition on August 17, 2016, the Company closed a brokered private placement of 57,500,000 subscription receipts for aggregate gross proceeds of $23,000,000. Each subscription receipt (“Receipts”) was converted into units of the Company at a price of $0.40 per unit upon the satisfaction of the conditions precedent to the acquisition. Each unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant was exercisable into one common share of the Company at an exercise price of $0.55 per share expiring August 9, 2018. Lola Ventures Inc., a company controlled by Terry Booth, subscribed for 2,038,500 Receipts, 1771472 Alberta Ltd., a company controlled by Steve Dobler, subscribed for 2,486,000 Receipts, 8115966 Canada Inc., a company controlled by Michael Singer, subscribed for 37,500 Receipts, and Michael Singer subscribed for 25,000 Receipts.

On February 28, 2017, the Company closed a private placement of 33,337,500 units at a price of $2.25 per unit for gross proceeds of $75,009,375. Each unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant is exercisable into one common share a $3.00 per share for a period of two years, subject to a forced exercise provision if the Company’s volume weighted average price equals or exceeds $4.50 for 10 consecutive trading days. Belot Business Consulting Corp., a company controlled by Neil Belot, subscribed for 135,000 units, Lola Ventures Inc., a private company controlled by Terry Booth, subscribed for 224,600 units, Chuck Rifici Holdings Inc., a private company controlled by Chuck Rifici, subscribed for 223,000 units and Christopher Mayerson, a director of the Company’s wholly owned subsidiary, Aurora Cannabis Enterprises Inc., subscribed for 150,000 units.

Convertible Debentures

On September 28, 2016, the Company closed a brokered private placement of a two year, 10% unsecured convertible debentures in the aggregate principal amount of $15,000,000. The debentures were convertible into Common Shares of the Company at $1.15 per share subject to a forced conversion if the volume weighted average price of the Company’s Common Shares equals or exceeds $2.00 per share for 10 consecutive days. 8115966 Canada Inc., a company controlled by Michael Singer, subscribed for a principal amount of $15,000 and Michael Singer subscribed for a principal amount $10,000. On November 30, 2016, 8115966 Canada Inc. received 13,243 shares and Michael Singer received 8,829 shares (principal and interest) on the mandatory conversion of the debenture.

On November 1, 2016, the Company completed a brokered private placement of a two year, 8% unsecured convertible debentures in the aggregate principal amount of $25,000,000. The debentures were convertible into Common Shares of the Company at a price of $2.00 per share subject to a forced conversion if the volume weighted average price of the Company’s Common Shares equals or exceeds $3.00 per share for 10 consecutive trading days. 748086 Alberta Ltd., a company controlled by Jason Dyck, subscribed for a principal amount $100,000, and Jason Dyck subscribed for a principal amount $100,000.

On May 2, 2017, the Company completed a private placement of a two year, 7% unsecured convertible debentures in the aggregate principal amount of $75,000,000. The debentures are convertible into Common Shares of the Company at a price of $3.29 per share subject to a forced conversion if the volume weighted average price of the Company’s Common Shares exceeds $4.94 per share for 10 consecutive trading days. Christopher Mayerson, a director of the Company’s wholly owned subsidiary, Aurora Cannabis Enterprises Inc. subscribed for a principal amount $150,000.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.	Advisory Vote on Executive Compensation

It is the Company’s belief that its shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

Although an annual vote by shareholders on our compensation practices is not mandatory in Canada, we believe it is an essential part of good governance and enhances shareholder engagement by giving the shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans and on the plans themselves. While shareholders will provide their collective “say on pay”, the Board remains fully responsible for their compensation decision and are not relieved of their responsibilities. Because the say on pay resolution is an advisory vote, the results are non-binding; however, the Board and Compensation Committee will take the results of the vote into account when considering future compensation policies, procedures and decisions.

For additional information regarding the Company’s approach to executive, shareholders should review the section “Compensation Discussion and Analysis” in this Information Circular.

The Board recognizes that say on pay is an evolving area in Canada and globally, and will continue to review this policy annually to ensure that it is effective in achieving its goals.

Shareholders are being asked at the Meeting to consider and approve the following ordinary resolution:

“BE IT RESOLVED that on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the Board’s approach to executive compensation disclosed in the Company’s Information Circular dated October 2, 2017 delivered in advance of the annual general and special meeting of shareholders held on November 13, 2017.”

To pass, the resolution must be approved by a simple majority of votes cast at the meeting (50% plus one vote) to approve the non-binding advisory resolution on the Company’s approach to executive compensation.

The management proxyholders intend to vote FOR the advisory resolution approving our approach to executive compensation, except in relation to Common Shares held by a Shareholder who instructs otherwise.

B.	Adoption of Fixed Restricted Share Unit Plan/Restricted Share Unit Awards

On September 25, 2017, the Board approved and ratified the adoption by the Company of a fixed restricted share unit plan (the “Fixed RSU Plan”). The RSU Plan was designed to provide certain directors, officers and other key employees of the Company and its related entities with the opportunity to acquire restricted share units ("RSUs") of the Company in order to enable them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the Shareholders. The Board (or such other committee the Board may appoint) is responsible for administering the RSU Plan.

The RSU Plan allows the Company to grant RSUs, under and subject to the terms and conditions of the RSU Plan, which may be exercised to purchase up to a maximum of 10,000,000 Shares. The aggregate maximum number of Common Shares that may be reserved for issuance under the RSU Plan is 10,000,000, representing 2.69% of the issued and outstanding Common Shares at September 25, 2017. Pending shareholder approval to the RSU Plan and shareholder approval to the total of 2,127,128 RSU grants issued on September 29, 2017, a total of 7,872,872 RSUs are available for grant under the RSU Plan, representing 2.12% of the issued and outstanding Common Shares at September 25, 2017.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution of shareholders to consider, and if deemed advisable, to approve the adoption of the Fixed Restricted Share Unit Plan. A copy of the Fixed Restricted Share Unit Plan is attached to this Information Circular as Schedule D.

The following is a summary of the RSU Plan. Capitalized terms used but not defined in this section of the Information Circular shall have the meanings ascribed thereto in the RSU Plan.

Benefits of the RSU Plan

The RSU Plan is designed to be a long term incentive for the directors, officers and other key employees of the Company (“Participants”) to provide for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of employees, directors and consultants of the Company and its designated affiliates and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of Common Shares by key employees, consultants and directors of the Company and its designated affiliates the opportunity offered to them to acquire a proprietary interest in the Company.

Nature and Administration of the RSU Plan

All Participants (as defined in the RSU Plan) of the Company and its related entities are eligible to participate in the RSU Plan (as "RSU Plan Participants"), though the Company reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation in the RSU Plan at any time. Eligibility to participate in the RSU Plan does not confer upon any person a right to receive an award of RSUs. The RSU Plan shall be administered by the Directors or a committee appointed by the Board who will administer the RSU Plan and who can, from time to time, award RSUs to RSU Plan Participants (the “Committee”). RSUs will be credited to an account maintained for each RSU Plan Participant on the books of the Company as of the award date. The number of RSUs to be credited to each RSU Plan Participant's account shall be determined at the discretion of the Board and pursuant to the terms of the RSU Plan.

Maximum Number of Shares

The maximum number of Common Shares made available for the RSU Plan shall not exceed 10,000,000 Common Shares, subject to adjustments pursuant the RSU Plan. The aggregate number of Common Shares issuable to Insiders pursuant to RSUs granted and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to Insiders pursuant to RSUs and all other security based compensation arrangements, within a one year period, shall not exceed 10% of the total number of Common Shares then outstanding. The number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable RSUs.

Restricted Period

The restricted period is subject to the discretion of the Board of Directors.

Payment of Dividends

In the event a cash dividend is paid to shareholders of the Company on the Common Shares while an RSU is outstanding, the Committee may, in its sole discretion, elect to credit each RSU Plan Participant with additional RSUs. In such case, the number of additional RSUs will be equal to the aggregate amount of dividends that would have been paid to the RSU Plan Participant if the RSUs in the RSU Plan Participant’s account on the record date had been Common Shares divided by the Market Price (as such term is defined in the TSE Company Manual) of a Common Shares on the date on which dividends were paid by the Company. If the foregoing shall result in a fractional RSU, the fraction shall be disregarded.

Death or Disability of Participant

Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of the total disability or death of an RSU Plan Participant, any RSUs held by the RSU Plan Participant shall vest immediately and the Company shall issue RSUs to the RSU Plan Participant or legal personal representatives of the RSU Plan Participant forthwith in full satisfaction thereof.

“Restricted Period” (defined in the RSU Plan) means any period of time during which an RSU is not vested and the RSU Plan Participant holding such RSU remains ineligible to receive Restricted Share Units (defined in the RSU Plan) as determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of an RSU Plan Participant.

Retirement or Termination during Restricted Period

Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of the Retirement or Termination of an RSU Plan Participant during the Restricted Period, any Restricted Share Units held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.

Retirement or Termination after Restricted Period

Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of the Retirement or Termination of the RSU Plan Participant following the Restricted Period and prior to the Deferred Payment Date (defined in the RSU Plan as the date after the Restricted Period which is the earlier of (i) the date to which the RSU Plan Participant has elected to defer receipt of Restricted Share Units in accordance with the RSU Plan; and (ii) the RSU Plan Participant’s Termination or Retirement Date) the RSU Plan Participant shall be entitled to receive and the Company shall issue forthwith Restricted Shares in satisfaction of the RSUs then held by the RSU Plan Participant.

Adjustments

In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Common Shares available under the RSU Plan; and

(b)	the number of Common Shares subject to any outstanding RSUs.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the RSU Plan.

Change of Control

Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of a Change of Control, all RSUs outstanding shall vest or be deemed to have vested immediately prior to the Change of Control and be forthwith settled by the issuance of applicable Restricted Shares notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Non-Assignable

The RSUs are non-assignable.

Amendment or Termination of RSU Plan

The Committee may from time to time in the absolute discretion of the Committee (without shareholder approval) amend, modify and change the provisions of the RSU Plan, including, without limitation:

(i)	amendments of a house keeping nature; and

(ii)	changes to the Restricted Period of any RSU.

However, other than as set out above, any amendment, modification or change to the provisions of the RSUP Plan which would:

(a)	materially increase the benefits of the holder under the RSU Plan to the detriment of the Company and its shareholders;

(b)	increase the maximum number of Common Shares, which may be issued pursuant to the RSU Plan;

(c)	reduce the range of amendments requiring shareholder approval contemplated in this Section;

(d)	permit RSUs to be transferred other than for normal estate settlement purposes;

(e)	change insider participation limits and the director limits which would result in shareholder approval to be required on a disinterested basis; or

(f)	materially modify the requirements as to eligibility for participation in the RSU Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of the RSU Plan shall be subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Company.

The RSU Plan herein shall become effective on the date on which it is approved by the shareholders. The RSU Plan shall remain in effect until it is terminated by the Directors.

Prior to the date of this Information Circular, the Company granted RSUs to insiders, employees and consultants, which grants are subject to shareholder approval.

Proposed Restricted Share Unit Awards

Name	Position	Insider Y/N	Proposed Awards Granted on September 29, 2017(1)	Vesting on receipt of Shareholder Approval
Jason Dyck	Director	Yes	175,000	Quarterly Vesting over 12 months
Michael Singer	Director	Yes	175,000	Quarterly Vesting over 12 months
Adam Szweras	Director	Yes	175,000	Quarterly Vesting over 12 months
Terry Booth	Director and Chief Executive Officer	Yes	250,000 47,101	Quarterly Vesting over 36 months Immediate
Steve Dobler	Director and President	Yes	175,000 18,116	Quarterly Vesting over 36 months Immediate
Glen Ibbott	Chief Financial Officer	Yes	175,000 3,774	Quarterly Vesting over 36 months Immediate
Cameron Battley	Executive Vice President	Yes	175,000 18,116	Quarterly Vesting over 36 months Immediate
Neil Belot	Chief Global Development Officer	Yes	175,000 18,116	Quarterly Vesting over 36 months Immediate
Allan Cleiren	Chief Operating Officer	Yes	175,000 1,887	Quarterly Vesting over 36 months Immediate
Nilda Rivera	Vice President, Finance	Yes	50,000	Quarterly Vesting over 36 months
Debra Wilson	Vice President, HR	Yes	50,000	Quarterly Vesting over 36 months
Nick Whitehead	Vice President, Market Development	Yes	50,000	Quarterly Vesting over 36 months
Dieter MacPherson	Vice Present, Production	Yes	50,000	Quarterly Vesting over 36 months

Name	Position	Insider Y/N	Proposed Awards Granted on September 29, 2017(1)	Vesting on receipt of Shareholder Approval
Joseph del Moral	Director and Chief Executive Officer of CanvasRx	Yes	50,000	Quarterly Vesting over 36 months
	Employees	No	20,018	Immediate
	Consultants	No	100,000	Quarterly Vesting over 36 months
TOTAL			2,127,128

Total RSU Grants to Insiders: 2,007,110

Total RSU Grants to Employees and Consultants: 120,018

Note:

(1) ) The proposed total 2,127,128 Restricted Share Units would be awarded based on the closing price on September 28, 2017 of $2.76 and would vest on receipt of shareholder approval.

The TSE has conditionally accepted the RSU Plan and the grant of the pre-approval RSUs, subject to shareholder approval.

Ordinary Resolution Approval of the Fixed Restricted Share Unit Plan/Restricted Share Unit Awards

“Be it RESOLVED that:

1.	the RSU Plan, in the form attached as Schedule C to the Company’s Information Circular dated October 2, 2017, reviewed by the board of directors (the “Board”), be and is hereby approved and adopted;

2.	the effective date of the RSU Plan shall be September 25, 2017;

3.

subject to all required regulatory approvals, including the approval of the TSE and shareholder approval, the RSU Plan be approved, and that the RSU Plan be forthwith adopted and implemented by the Company, with such further deletions, additions and other amendments as are required by any securities regulatory authority or which are not substantive in nature and the Chief Executive Officer of the Company deems necessary or desirable;

4.

the Board (or such other committee the Board may appoint), be and is hereby appointed to be the Administrator under the RSU Plan and such appointment to be effective until revoked by resolution of the Board;

5.	the Company be and is hereby authorized to grant RSUs under and subject to the terms and conditions of the RSU Plan, which may be exercised to purchase up to a maximum of 10,000,000 Shares;

6.

the maximum number of Shares issuable to insiders of the Company under security-based compensation arrangements, including the Company’s 10% “rolling” Share Option Plan at any time cannot exceed 10% without disinterested shareholder approval;

7.

the issuance of 2,127,128 Restricted Share Units (“RSUs”) to directors, officers and employees of the Company as detailed in the Information Circular dated October 2, 2017, be and are hereby authorized, confirmed and approved, subject to final regulatory approval;

8.

the Board (or such other committee the Board may appoint) be and is hereby authorized and directed to execute on behalf of the Company, the form of restricted share unit grant letter as referenced to in the RSU Plan, providing for the grant of RSUs to Eligible Persons under the RSU Plan;

9.

the Company is hereby authorized to allot and issue as fully paid and non-assessable that number of Shares specified in the restricted share unit grant letter of RSUs granted to Eligible Persons; AND THAT any two authorized persons of the Company be authorized to execute such treasury order or treasury orders as may be necessary to effect the said issuance of Shares; and

10.

any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.”

To pass, the resolution must be approved by a simple majority of votes cast at the meeting (50% plus one vote) to approve the Fixed Restricted Share Unit Plan.

Proxies received in favour of management will be voted for the approval of a resolution of shareholders regarding the approval of the RSU Plan and the issuance of RSUs, unless a shareholder has specified in the proxy that such shares are to be voted against such resolution. The issuance of the RSUs requires approval by a majority of shareholders.

C.	Adoption of New form 10% Rolling Share Option Plan/Unallocated Option Entitlements

Effective on July 24, 2017, the Company Common Shares commenced trading on the TSE. The Company’s current share option plan is a 10% “rolling” share option plan in accordance with provisions of a venture exchange issuer.

As a result of the TSE Company Manual pertaining to security based compensation arrangements, on September 25, 2017 the Board adopted a new 10% “rolling” share option plan to conform to the TSE Company Manual and to consolidate all outstanding stock options from its current share option plan.

On September 25, 2017, the Board adopted a “rolling maximum” or “evergreen” plan which fixed a maximum number of shares issuable thereunder as a percentage of the issued and outstanding securities of an issuer. The Company’s new form “rolling” share option plan is dated for reference September 25, 2017 (the “2017 Plan”). A “rolling” plan is a share option plan which does not have a fixed number of securities issuable. The 2017 Plan was established to provide incentives to increase individual performance and shareholder value, and to assist with the retention of employees. Information as to the number of Options outstanding is included under the heading “Equity Compensation Plan Information” in this Information Circular.

The 2017 Plan has been filed with the TSE and is conditionally approved subject to shareholder approval.

At September 25, 2017, under the Company current share option plan (referred to herein as the “Old Plan”), a total of 15,586,150 stock options have been granted and are outstanding. The Company will not be granting further stock options under the Old Plan. The 2017 Plan will be the sole share option plan utilized by the Company for security based compensation and long term incentive.

A total of 15,586,150 stock options outstanding under the Old Plan will be transferred over to the Company’s 2017 Plan (which represents 4,19% of the 371,569,751 issued and outstanding share capital at September 25, 2017). Following shareholder approval to the 2017 Plan, the Old Plan will cease to exist, and those outstanding stock options which have been granted prior to the implementation of the 2017 Plan shall, for the purpose of calculating the number of stock options that may be granted under the 2017 Plan, be treated as options granted under the 2017 Plan. The aggregate maximum number of Common Shares that may be reserved for issuance under the 2017 Plan is 10% of the issued and outstanding Common Shares. Pending shareholder approval to the Restricted Share Unit Plan and the total 2,127,128 RSUs granted on September 29, 2017, a total of 19,443,697 stock options are available for grant under the 2017 Plan, representing 5.23% of the issued and outstanding Common Shares at September 25, 2017.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve by ordinary resolution, the adoption of the 2017 Plan. A copy of the 2017 Plan is attached to this Information Circular as Schedule E.

Summary of Material Terms of the 2017 Share Option Plan

The following is a summary of material terms of the 2017 Plan.

Eligible Persons. Options may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries as determined by the Board as being eligible for participation in the 2017 Plan (a “Eligible Person”).

Restriction on Option Grants to Insiders. The 2017 Plan is subject to restrictions that:

(a)

the number of Common Shares issued to Insiders as a group pursuant to Options granted under the 2017 Plan, when combined with Common Shares issued to Insiders under all the Company’s other Share Compensation Arrangements shall not exceed 2% of the issued Common Shares within any 12 month period;

(b)

the number of Common Shares issuable to Insiders at any time as a group under the 2017 Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, shall not exceed 10% of the Company’s issued Common Shares; and

(c)

no exercise price of an Option granted to an Insider may be reduced nor an extension to the term of an Option granted to an Insider extended without further approval of the disinterested shareholders of the Company.

Plan Administrator. The Board (“Plan Administrator”) is authorized to interpret the Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the Plan. The interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

Maximum Number of Shares Issuable. The number of Common Shares issuable under the 2017 Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. In addition to this 10% cap,

(a)

The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Plan and under all other Share Compensation Arrangement (pre-existing or otherwise) shall not exceed 10% of the issued and outstanding Common Shares as at the date of grant of each Option under the 2017 Plan. If any Option granted hereunder shall expire, terminate for any reason in accordance with the terms of the 2017 Plan or be exercised, Common Shares subject thereto shall again be available for the purpose of the 2017 Plan.

(b)

The aggregate number of Common Shares which may be issuable at any time pursuant to the 2017 Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders shall not exceed 10% of the Common Shares then outstanding.

(c)

The aggregate number of Common Shares which may be issued pursuant to the 2017 Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders within a one-year period shall not exceed 10% of the Common Shares then outstanding.

Exercise Price. The exercise price per Common Share shall be determined by the Board at the time the Option is granted, but, in any event, shall not be less than the closing price of the Common Shares on the Exchange ending on the Trading Day immediately preceding the grant date of the Option.

Vesting of Options. Options granted pursuant to the 2017 Plan shall vest and become exercisable by an Optionee at such time or times as may be determined by the Board, and may be made subject to performance conditions as the Board may determine at the time of granting such Options.

Term of Options. Subject to the blackout provisions described below, the Option Period shall be determined by the Board at the time of granting the Options provided, however, that the Option Period must not extend beyond five years from the grant date of the Option.

Termination of Options. Subject to any provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, if an Optionee ceases to be an Eligible Person, other than as a result of termination for cause, any Option held by such Optionee at the date such person ceases to be an Eligible Person shall be exercisable only to the extent that the Optionee is entitled to exercise the Option on such date and only for 90 days thereafter (or such longer period as may be prescribed by law or as may be determined by the Board in its sole discretion) or prior to the expiration of the Option Period in respect thereof, whichever is sooner. Subject to the provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, in the case of an Optionee being terminated for cause, the Option shall immediately terminate and shall no longer be exercisable as of the date of such termination, subject to the Board determining otherwise. Notwithstanding the foregoing, when an Optionee ceases to be an Eligible Person, the Board has discretion to accelerate the vesting of his/her Options and/or allow such Options to continue for a period beyond 90 days, except however, that such Options may not be extended beyond the expiry of their original Option Period.

In the case of an Optionee who is being dismissed from employment or service for cause, or whose services are terminated for cause, such Optionee’s Options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same.

Assignability or Transferability of Options. Options are not assignable or transferable other than by will or by the applicable laws of descent, except to a Holding Company of the Optionee or by a Holding Company to the Optionee, with the consent of the Company. During the lifetime of an Optionee, all Options may only be exercised by the Optionee or such Holding Company.

Black-Out Period. In the event that the expiry of an Option Period falls within, or within two (2) Trading Days after the end of, a trading blackout period imposed by or on the Company (the “Blackout Period”), the expiry date of such Option Period shall be automatically extended to the close of the 10th Trading Day following the end of the Blackout Period.

Amendment, Modification or Termination of the 2017 Plan. Subject to the requisite regulatory approvals, and shareholder approval as prescribed under the 2017 Plan and any applicable rules of the TSE, the Board may, from time to time, amend or revise the terms of the 2017 Plan (including Options granted thereunder) or may discontinue the New Share Option Plan at any time provided however that no such amendment may, without the consent of the Optionee, in any manner materially adversely affect his rights under any Option theretofore granted under the 2017 Plan.

(a)     The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the 2017 Plan (including Options granted thereunder):

(i)	any amendment to the 2017 Plan including, without limitation, any amendment to the percentage of securities reserved and issuable under the 2017 Plan;

(ii)	any change to the definition of “Eligible Persons” that would have the potential of narrowing or broadening or increasing Insider participation;

(iii)	the addition of any form of financial assistance;

(iv)	any amendment to a financial assistance provision that is more favourable to Eligible Persons;

(v)	the addition of deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company;

(vi)	any amendment to the 2017 Plan to permit Options to be transferred or assigned other than for normal estate settlement purposes;

(vii)	any amendment that reduces the exercise price or permits the cancellation and re- issuance of Options;

(viii)	any amendment that extends Options beyond the original Option Period of such Options;

(ix)	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities; and

(x)	any reduction to the range of amendments requiring shareholder approval contemplated in this Section or any other amendments to the 2017 Plan;

(b)     The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion (without shareholder approval), make all other amendments to the 2017 Plan (including Options granted thereunder) that are not of the type contemplated in the 2017 Plan above, including, without limitation:

(i)	amendments which are of a typographical, grammatical, clerical or of a housekeeping nature;

(ii)	the addition of or a change to vesting provisions of a security or the 2017 Plan;

(iii)	the addition of a cashless exercise feature; and

(iv)	a change to the termination provisions of a security or the Plan that does not entail an extension beyond the original Option Period.

(c)     Notwithstanding the provisions of the 2017 Plan, the Company shall additionally obtain requisite shareholder approval in respect of amendments to the 2017 Plan that are contemplated pursuant to the 2017 Plan to the extent such approval is required by any applicable law or regulations.

Under the policies of the TSE, listed companies are required to have “rolling” share option plans approved or re-approved by shareholders every three years, including the approval of all unallocated Options, rights or other entitlements, and to have amendments (as specified in the plan terms) approved.

The text of the ordinary resolution to confirm and ratify, with or without amendment, the adoption of the 2017 Plan is as follows:

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1)

the Company’s “rolling” share option plan attached as Schedule D (the “2017 Plan”) to the Company’s Information Circular dated October 2, 2017, reviewed by the board of directors (the “Board”), be and is hereby approved and adopted;

2)	the effective date of the 2017 Plan shall be September 25, 2017;

3)

subject to all required regulatory approvals, including the approval of the TSE and shareholder approval, the 2017 Plan be approved, and that the 2017 Plan be forthwith adopted and implemented by the Company, with such further deletions, additions and other amendments as are required by any securities regulatory authority or which are not substantive in nature and the Chief Executive Officer of the Company deems necessary or desirable;

4)

the Board (or such other committee the Board may appoint), be and is hereby appointed to be the Administrator under the 2017 Plan and such appointment to be effective until revoked by resolution of the Board;

5)

the outstanding Common Shares of the Company that have been granted prior to the implementation of the 2 0 1 7 Plan under the Company’s O l d P l a n , shall, for the purpose of calculating the number of stock options that may be granted under the 2017 Plan, be treated as options granted under the 2017 Plan;

6)	the Company have the ability to grant Options under the 2017 Plan on a 10% of the issued Common Shares rolling basis;

7)

the maximum number of Shares issuable to insiders of the Company under security-based compensation arrangements, including the Company’s Fixed Restricted Share Unit Plan at any time cannot exceed 10% without disinterested shareholder approval;

8)

the directors and officers of the Company be authorized and directed to perform all acts and deeds and things and execute, under seal of the Company, or otherwise; all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions;

9)

the directors of the Company are hereby authorized to make such other amendments to the 2017 Plan as the directors of the Company may, in their sole discretion, determine are necessary, desirable or useful, without limiting the generality thereof, from time to time, to make amendments to the 2017 Plan without approval of or further authority from the shareholders; and

10)	all currently available and unallocated Options issuable pursuant to the 2017 Plan are hereby approved and authorized for grant until November 13, 2020.

To pass, the resolution must be approved by a simple majority of votes cast at the meeting (50% plus one vote) to approve the 2017 Plan.

Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote IN FAVOUR OF the adoption of the ordinary resolution authorizing the approval of the 2017 Plan.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles – Aurora Cannabis Inc.”. The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting the Company at Suite 1500 - 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5 or toll free at 1-844-601-2448 (within Canada and the US).

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders has been approved by the Board. DATED at Vancouver, British Columbia, October 2, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Terry Booth”

Terry Booth
Chief Executive Officer

Schedule A attached to Aurora Cannabis Inc. Information Circular dated October 2, 2017
Disclosure of Corporate Governance

The Company is committed to maintaining high standards of corporate governance. The Company is in the process of establishing a comprehensive corporate governance policy to continually assess its governance practices as corporate governance policies, practices and requirements evolve.

The following disclosure has been approved by the Board. The information contained herein is current as of June 30, 2017, unless otherwise stated. The following is a report under Form 58-101F1 in accordance with National Instrument 58 201 Disclosure of corporate Governance Practices ("NI 58-101"):

NI 58-101	Corporate Governance Practices
1. Board of Directors (a) Disclose the identity of directors who are independent.	NI 58-101 states that a director is independent if a reasonable person with knowledge of all the relevant circumstances would conclude that the director is independent of management of the Company and of any significant security holder of the Company. During 2017, the Company had eight directors listed below, the majority of whom meet the independence standards as set out by NI 58-101.

	Independent	Not Independent
Michael Singer	X	
Terry Booth		X
Steve Dobler		X
Jason Dyck	X	
Adam Szweras	X	
Joseph del Moral		X
Chris Rifici[1]	X	
Barry Fishman	X	

(1) Chris Rifici resigned as a director effective May 8, 2017.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Explanations for the determination of these directors' non-independence is as follows:

Terry Booth	Mr. Booth is a non-independent director as he is the Chief Executive Officer of the Company.
Steve Dobler	Mr. Dobler is a non-independent director as he is the President of the Company.
Joseph del Moral	Mr. del Moral is a non-independent director as he is the CEO of CanvasRx.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board has determined that the majority of directors are independent within the meaning of NI 58-101.

The Company currently has a board comprised of six directors, three of whom are independent. The independent directors are able to, and at ad hoc, as necessary intervals, meet without the presence of management to ensure that the board may function independent of management. During the fiscal year ended June 30, 2017, there have been 15 meetings of the board.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or foreign jurisdiction, identify both the director and the other issuer.

Adam Szweras	Nutritional High International Inc. (formerly Sonoma Capital Inc.)	CSE, OTCBB
	Sagittarius Capital Corporation	NEX
	SustainCo. Inc.	TSXV

NI 58-101	Corporate Governance Practices
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Independent directors are invited to hold *in camera* sessions at any time, including after Board and committee meetings. During these sessions of the independent directors, members of management and non-independent directors are not present. The Company believes that these *in camera* sessions contribute to the Board's independent oversight. In 2017, the following meetings were held:

Board Meetings	15
Audit Committee	4
Nominating and Corporate Governance Committee	-
Compensation Committee	5

(1) Meetings of the independent members of the board of directors are held, as required, within the context of scheduled regular board meetings, or as cases may arise pertaining to related party transactions.

NI 58-101	Corporate Governance Practices
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Michael Singer was appointed Chairman of the Board on November 29, 2016. Mr. Singer is considered an independent director.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	The following chart sets out meeting attendance record of our directors during 2017:

Committees

Director	Board Meetings	Committee		
		Audit	Nominating and Corporate Governance	Compensation
Michael Singer[1]	15	4	-	4
Terry Booth	15	-	-	-
Steve Dobler	15	-	-	3
Jason Dyck	14	-	-	-
Adam Szweras	14	4	-	5
Joseph del Moral	10	-	-	-
Barry Fishman[3]	8	-	-	4

(1) Mr. Singer was appointed as Chairman of the Board on November 29, 2016.

(2) Mr. del Moral was appointed on October 1, 2016 and as a result, did not attend any board meetings held prior to his appointment.

(3) Mr. Fishman was appointed on October 11, 2016 and as a result, did not attend any board meetings held prior to his appointment. Mr. Fishman resigned as a director on September 25, 2017.

	NI 58-101	Corporate Governance Practices

2.	Board Mandate

	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board of Directors oversees the management of the business and affairs of the Company. The Board has a written charter that outlines its duties and responsibilities. The Board is responsible for, amongst other things, overseeing the

• Strategic planning process

• Identification of principal business opportunities

• Identification of management of risks, and

• Internal controls and management information systems

The full text of the Company’s Board Mandate is attached as Schedule B to this Information
Circular. The Board discharges its responsibilities directly and through its committees which currently consists of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee.

3.	Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has not yet developed written position descriptions for the following:
• Chairman of the Board
• Committee Chairs

The Company’s Audit Committee Charter (attached to the Company’s Annual Information Form dated September 25, 2017 for the fiscal year ended June 30, 2017) further specifies the role of the Audit Committee.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Company has one CEO. Effective January 1, 2017, the Company entered into an agreement to retain Terry Booth as the CEO. Prior to January 1, 2017, Terry Booth provided CEO services on a consulting basis through Lola Ventures Inc., a private company controlled by Terry Booth. The Company has not developed a written position description for this position.

4.	Orientation and Continuing Education	The Company provides to all new directors, a corporate governance package that includes, a "Directors Binder" containing company by-laws, corporate governance statement, committees and terms of references, director compensation, insider trading policy, meeting schedule, contact lists for directors and senior management, copies of the most recent annual report, proxy circular, annual information form, press releases, investment analyst reports, meeting minutes, quarterly financial statements and budgets.

(a)	Briefly describe what measures the board takes to orient new directors regarding

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.
The Company does not maintain a continuing education program for its directors. The board is comprised of seasoned, experienced business professionals who, in most cases, possess previous experience as directors of a company. The Nominating and Corporate Governance Committee is responsible for updating the directors on changes in corporate governance.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Company has adopted a formal Code of Business Conduct and Ethics for directors, officers and employees as contemplated by NI 58-101.

	(i) disclose how a person or company may obtain a copy of the code;	The Company’s Code of Business Conduct is available on the SEDAR website at www.sedar.com.

	NI 58-101	Corporate Governance Practices

	(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Board monitors compliance in various ways. The Nominating and Corporate Governance Committee meets with management and with its auditors as needed to, inter alia , review compliance issues, including compliance with the Company’s policies and procedures. The Nominating and Corporate Governance Committee’s mandate includes ensuring compliance by the Company’s directors, officers, employees, agents and representatives with internal policies and procedures.

	(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	The Company has not filed any material change report that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	In the ordinary course of business, the Company enters into transactions with which the director may have a relationship. If any such transactions are brought before the Board for discussion or approval, the director declares a conflict of interest and withdraws from any discussion or vote on the transaction.

The Company’s Nominating and Corporate Governance Committee also monitors compliance with the internal policies and procedures of the Company.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Company prepares training modules for employees, officers and directors in respect of compliance with the Company’s policies and procedures. The Company has a Corporate Manual which is provided to employees at the commencement of employment and annually thereafter, each employee reviews and provides written acknowledgement of adherence to the policies contained within the Manual which includes policies on Code of Conduct, Confidentiality, Conflict of Interest and Non-Disclosure.

The Company also has a Whistle Blower Policy which supports maintaining the highest possible ethical standards in our business practices, promotes a climate of openness and accountability and encourages employees to come forward in good faith to disclose genuine concerns and to detect, forestall the continuation of, and prevent any violations of the Company’s internal policies and procedures. Employees may raise any concerns about accounting matters, internal accounting controls, auditing matters, or related questionable practices. Employees have several avenues to report their concerns through management or the Chair of the Audit Committee.

The Nominating and Corporate Governance Committee consists of a majority of independent directors under the National Policy 58-201 Corporate Governance Guidelines and is responsible for proposing to the full board new nominees to the board. See “Other Board Committees”. Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the following annual meeting.

6.	Nomination of Directors
(a)	Describe the process by which the board identifies new candidates for board nomination.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Nominating and Corporate Governance Committee is composed of a majority of independent directors. The Committee Chair is an independent director. The Board encourages an objective nominating process for new directors by open discussion at Board meetings, and review of candidates by the independent members of the committee.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Nominating and Corporate Governance Committee consists of a majority of independent directors and is responsible for proposing to the full board new nominees to the Board. See “Other Board Committees”.

	NI 58-101	Corporate Governance Practices

7.	Compensation	The Board reviews directors' compensation annually and considers the current compensation to be appropriate for the responsibilities and risks assumed by the directors.
(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Board has a Compensation Committee that is composed of a majority of independent directors. On an annual basis, the board reviews management compensation having regard to market factors and industry comparable compensation.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	See “Other Board Committees.”

8.	Other Board Committees

	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Other than the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee, there are no other committees of the Company.

9.	Assessments

	Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Board has delegated on-going assessment of the board, its committees and individual directors to the Nominating and Corporate Governance Committee, which reports its findings to the Board. No formal annual assessment is presently conducted.

10.	Director Term Limits and Other Mechanisms of Board Renewal

	Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.	The Board does not limit the time a director can serve. Imposing a term limit means it may lose the contributions of longer serving directors who have developed a deep knowledge and understanding of the Company over time. The Company considers the benefits of regular renewal in the context of the needs of the Board at the time.

NI 58-101		Corporate Governance Practices

11.	Policies regarding the Representation of Women on the Board
(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	The Board has not adopted any policies that address the identification and nomination of directors in regard to Board diversity. The Company is committed to nominating highly qualified individuals to fulfill director roles. The Board believes that a diverse and inclusive environment that values a variety of backgrounds, skills and experience will best ensure that Board members provide the necessary range of perspectives, experience and expertise required to provide leadership needed to achieve the Company’s business objectives, without reference to their age or gender of the Company.
(b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
(i) a short summary of its objectives and key provisions,
(ii) the measures taken to ensure that the policy has been effectively implemented,
(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and
(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy

12.	Consideration of the Representation of Women in the Director Identification and Selection Process

	Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election on the board, disclose the issuer’s reasons for not doing so.	The Company does not specifically focus on the level of representation of women on the Board in identifying nominees, but does consider gender as one of many diversity factors. The Company assesses the knowledge and skills personal qualities or professional experiences of a director nominee in light of the current skills on the Board. The Company takes measures to identify and recruit a well-qualified group of candidates who will complement the other board members and improve the effectiveness of the Board, as a whole.

13.	Consideration Given to the Representation of Women in Executive Officer Appointments

	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive offer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.	The Company does not specifically focus on the level of representation of women in executive officer positions in identifying candidates for those positions, but considers the same diversity factors applied to the selection of nominees for the Board. The Company’s commitment to the level of representation of women in executive officer positions is not considered when making executive officer appointments. The Board takes into account a candidate’s knowledge, qualifications and expertise, with diversity factors such as gender, age, cultural background and other personal characteristics.

NI 58-101		Corporate Governance Practices

14.	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	The Board and the Company have not established or imposed quotas or targets regarding for the appointment of women to the Board or to executive officer positions. Instead of establishing firm targets, the Board and the Company prefer to consider gender as one of a number of factors in selecting candidates.
(b)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.
(c)	If the issuer has adopted a target, disclose:
(i) the target, and
(ii) the annual and cumulative progress of the issuer in achieving the target.

15.	Number of Women on the Board and in Executive Officer Positions

(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women .	See heading “ELECTION OF DIRECTORS” in the Information Circular as to the nomination of Diane Jang as a Director of the Company. Currently, two women serve in executive officer positions at the Company.
(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

SCHEDULE B

AURORA CANNABIS INC. (the "Company")

BOARD MANDATE

Article 1.	Introduction to the Board’s Mandate

The Company is committed to providing clear leadership and vision to its directors, officers and employees. In furtherance of this commitment and in recognition of the Board’s responsibility for the stewardship of the Company, the Board of Directors (the "Board") has adopted this Board mandate (the "Mandate"). The principles set out in this Mandate define the parameters for the implementation and achievement of corporate goals and objectives. This Mandate requires compliance from each Director in letter and spirit. Each Director will execute his/her duties as a member of the Board in accordance with the terms contained in this Mandate.

Article 2.	Composition and Functioning of the Board

(A)	COMPOSITION OF THE BOARD

The Board will be composed of a majority of independent directors. "Independent" will have the meaning given to it under applicable securities legislation and stock exchange policy. Generally, an independent director is one that does not have any direct or indirect material relationship with the Company that could reasonably be expected to affect his or her independent judgment.

(B)	INDEPENDENT DIRECTORS

"Independent director" means a person other than an executive officer or employee of the company. No director qualifies as independent unless the issuer's board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following is a non-exclusive list of persons who shall not be considered independent:

a.

a director who is, or during the past three years was, employed by the company, other than prior employment as an interim executive officer (provided the interim employment did not last longer than one year);

b.

a director who accepted or has an immediate family member who accepted any compensation from the company in excess of $75,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service,

(ii)	compensation paid to an immediate family member who is an employee (other than an executive officer) of the company,

(iii)	compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year), or

(iv)	benefits under a tax-qualified retirement plan, or non-discretionary compensation;

c.	a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

d.

a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company's securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;

e.

a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer's executive officers serve on the compensation committee of such other entity;

f.

a director who is, or has an immediate family member who is, a current partner of the company's outside auditor, or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years; or

g.	a director who owns or controls 10% or more of a class of the Company’s securities or is able to affect materially the control of the Company (either alone or acting in concert with others).

(C)	ESTABLISHMENT OF BOARD AGENDA

The Chairman of the Board will establish an agenda for each Board meeting. Each Director is encouraged to suggest items of business for the agenda. The Chairman will act as the effective leader of the Board and ensure that the Board’s agenda will enable the Board to successfully carry out its duties.

(D)	BOARD MATERIALS AND PRESENTATIONS

Except where not appropriate or impractical, the Company will provide Directors with materials relating to agenda items and presentations in advance of Board meetings.

(E)	MEETINGS OF INDEPENDENT DIRECTORS

Meetings of the independent Directors will typically occur before or after a regularly scheduled Board meeting. In addition, meetings of the independent directors may be held as need requires or circumstances dictate. In any event, the independent directors will meet at least twice annually without non-independent directors or other members of management present.

(F)	MANAGEMENT ATTENDANCE AT BOARD MEETINGS

The Board welcomes the regular attendance of senior management of the Company at each Board meeting. The Chairman or the Chief Executive Officer (the "CEO") may, with the concurrence of the Board, include independent advisors as attendees on an "as required" basis. In addition, the Board encourages Directors to, from time to time, bring managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, and/or (b) are managers with future potential that the senior management believes should be given exposure to the Board.

(G)	BOARD ACCESS TO MANAGEMENT

Directors will have access, as necessary, to all members of management and employees of the Company.

(H)	DIRECT BOARD ACCESS TO INDEPENDENT ADVISORS

Directors will have access, as necessary or appropriate, to independent advisors.

(I)	EVALUATING BOARD PERFORMANCE

Each year the Board of Directors will conduct annual self-assessments to determine whether it, the directors and the committees are performing effectively. The Nominating and Corporate Governance Committee is responsible for seeking comments from all Directors and reporting to the full Board the collective assessment of the Board’s performance as well as the performance of the committees and individual directors. Assessments of the Board and its committees will consider the mandate and committee charter, as the case maybe. Assessments of individual directors will consider the position description and skills and competencies applicable to that individual. The full Board will discuss the assessment reports to determine what, if any, action should be taken to improve performance.

Article 3.	Functioning of Committees

(A)	- COMMITTEE STRUCTURE

The Board will have the following standing Committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Except as limited by law or regulation, the Board may form a new committee or disband an existing Committee as provided in the Articles or By-Laws of the Company. Each Committee will have a written charter that is periodically reviewed and updated as necessary. The committee chairs will report the results and recommendations of their meetings to the full Board at the next meeting of the Board following each meeting of the respective committees.

(B)	COMMITTEE PERFORMANCE REVIEW

The Chairman of the Board and Chief Executive Officer should regularly consult with committee chairs to obtain their insights and to optimize committee performance. In accordance with applicable listing standards, each committee will conduct an annual performance review of its effectiveness.

Article 4.	Directors

The Board, in consultation with the Nominating and Corporate Governance Committee, will define the criteria that all proposed candidates for election to the Board will possess. The character of the proposed candidate must be consistent with the values and guiding principles contained in this Mandate. All Board members will be expected to:

a.	develop and maintain an understanding of the Company’s operations, strategies and industry within which the Company operates;

b.	develop and maintain an understanding of the regulatory, legislative, business, social and political environment within which the Company operates;

c.	develop and maintain familiarity with the officers and senior management of the Company;

d.	attend board and, if applicable, committee meetings regularly;

e.	read advance materials prior to board or committee meetings;

f.	participate fully and actively in the discussions of the board and any committee to which the individual belongs;

g.	if absent from a meeting, keep up-to-date on discussions missed;

h.	devote the necessary time and attention to Company issues in order to make informed decisions;

i.	if requested, participate on board committees;

j.	remain knowledgeable of the written mandate of the board and the charter of the committee or committees of which the director is a member; and

k.	participate in continuing director education.

Article 5.	Chairman of the Board and the Chief Executive Officer

The Chairman of the Board and the CEO are two separate positions, but both positions may be held by the same person.

The Chairman of the Board will be elected from the members of Board. At time of election, the candidate must have served on the Board for a period of one year, or such other period as the Board may consider appropriate in the circumstances. The candidate will have demonstrated during his/her service on the Board that he/she supports the Board mandate, is an independent thinker, has the leadership qualities to lead the Board and has earned the respect and loyalty from the majority of the Directors through open and honest communication at all times.

The performance of the CEO will be evaluated on an annual basis by the Compensation Committee based on written objective criteria established by the Compensation Committee, which will include reference to the financial performance of the Company, establishment and implementation of strategies, achievement of Company goals and objectives, adherence to the principles of candor honesty and loyalty expected from a person in the position of CEO of a publicly traded company.

The compensation of the CEO will be determined by the Board’s Compensation Committee and the Committee may take into account advice from independent compensation consultants as it may deem appropriate. The compensation of the CEO will be linked with the financial performance of the Company, the implementation of strategies and the achievement of the Company goals and objectives.

The CEO will on a regular basis review succession planning with the Nominating and Corporate Governance Committee.

Article 6.	Position Descriptions

The Board will develop clear position descriptions for the Chairman of the Board, the chair of each committee and the CEO. The Board will ensure that the CEO position description delineates the responsibilities of management. In consultation with the Compensation Committee, the Board will develop the corporate goals and objectives that the CEO is responsible for meeting.

Article 7.	Orientation and Continuing Education

The Board will ensure that all new directors receive a comprehensive orientation which will include education regarding the role of the Board and its committees, the expectations of individual directors and the nature and operation of the Company’s business. The Board will ensure that directors are provided with continuing education opportunities to enhance their skills and abilities and understanding of the Company’s business.

Article 8.	Strategic Planning

The Board will adopt a strategic plan and, on an annual basis, re-evaluate the strategic plan. The Board may in the exercise of its strategic planning function utilize Company resources to the extent required and also rely on such independent strategic advisors as the Board deems appropriate.

The strategic plan will include at least the following:

a.	an evaluation of the opportunities and risks of the business of the Company;

b.

an analysis of the industry, including consideration of its dominant economic features, strength of competitors and competitive forces, changes in the competitive structure and changes in the business environment. Consideration must also be given to the reasons for strengthening and weakening of competitive forces, anticipation of the strategic moves of competitors and key success factors for the achievement of the Company’s goals and objectives. Strategic planning must involve an analysis of the attractiveness of the industry and the ability to increase profitability in the industry;

c.

an analysis of the Company’s own position including the influence and competitive factors relating to suppliers, customers, substitute products, competitors, new and emerging competition and existing rivalry between competitors. Consideration must be given to determine the effectiveness of the existing strategy, the Company’s strengths, weaknesses, opportunities and threats, the pricing policies and the Company’s cost structures. In addition, the Company’s competitive position relative to its major competitors must be considered and strategic challenges must be identified; and

d.	Consideration whether there is room for improvement of the present strategic position.

Article 9.	Risk Analysis

Since business risks are an ongoing threat to the Company, it is not sufficient to analyze risks on an annual basis when the strategic position of the company is determined. The Board will implement a policy for assessing the business risks in each area of the Company on an ongoing basis, which must include a critical risk assessment of the Company’s supply chain, technology, operations, sales and marketing, distribution and customer service. The Board will establish a procedure for the identification and assessment of the risks and the development and implementation of the mechanisms, processes and procedures for assessing and, if necessary, changing current practices and ensure effective implementation of risk avoidance measures and systems.

Article 10.	Succession Planning

The Board will develop a policy for the appointment, training and performance monitoring of senior management personnel. The policy will also include the identification of successors of senior management, the development, training and mentoring of the selected successors and implement the appropriate retention initiatives and reward schemes to ensure that chosen successors remain loyal to the Company.

Article 11.	Communication Policy

The Board will develop a policy that outlines the reporting requirements, procedures and practices required under applicable securities laws and stock exchange rules. In addition, the communication policy will define the guidelines for communication with employees, the media, shareholders, creditors, political interest groups and government. The Communication Policy will ensure that the Company’s strategic information is dealt with in compliance with all statutes, regulations, bylaws, ordinances and other applicable legislation.

Article 12.	Internal Controls and Management Information Systems

The Board will, in conjunction with the Company’s Auditors or other external advisors, establish a policy to ensure that sufficient internal controls exist to monitor the financial performance of the Company, its separate divisions and departments. The Board will ensure that management implements:

a.	information systems that are capable of providing accurate reports relating to efficiency, productivity, cost and profitability;

b.	internal controls relating to accounting, controlling and finance; and

c.	a management operating system to assist with forecasting, planning, work assignment, follow-up and verification, feedback, reporting evaluation and continuous improvement.

The Audit Committee will utilize such available information to report to the Board.

Article 13.	Reporting of Concerns

All stakeholders, including creditors, shareholders and employees, will be entitled to communicate any concerns about the Company’s conduct or other matters directly to the Chairman of the Board.

Article 14.	Majority Voting Policy

(A)	MAJORITY VOTING

Any director nominee who is elected to the Board in an uncontested director election in circumstances where the number of votes withheld against such director exceeds the number of votes cast in his or her favor (an “Affected Director”) shall submit to the Chairman of the Nominating and Corporate Governance Committee (with a copy to the Secretary of the Company) a written resignation promptly after the shareholder meeting at which the election occurred. Such resignation shall take effect if accepted in accordance with this Article 15.

The Nominating and Corporate Governance Committee of the Board shall consider the Affected Director’s resignation. Unless there are extraordinary circumstances, whether relating to the composition of the Board, the voting results or otherwise having regard to the best interests of the Company, the Nominating and Corporate Governance Committee shall recommend that the independent directors of the Board accept the Affected Director’s resignation, effective no more than 90 days following the shareholder meeting at which the election occurred. The Company shall promptly disclose in a press release the determination made by the independent directors including, if applicable, the reasons for rejecting an Affected Director’sresignation.

An Affected Director will not participate in the recommendation of the Nominating and Corporate Governance Committee or the determination made by the independent directors of the Board. If a quorum of the Nominating and Corporate Governance Committee cannot be obtained due to the service on the Nominating and Corporate Governance Committee of one or more Affected Directors, the unaffected independent directors shall consider the resignation and make the determination.

If the independent directors accept the resignation of the Affected Director, they may (subject to applicable law):

a.	leave the vacancy unfilled until the next annual meeting of the Company

b.	fill the vacancy through the appointment of a new director (other than the Affected Director); or

c.	call a special meeting of shareholders at which a director nominee (other than the Affected Director) will be proposed for election by shareholders.

For greater certainty, this majority voting policy does not apply in any case where the number of individuals nominated for election exceeds the number of directors to be elected, including as a result of a proxy contest.

(B)	DISCLOSURE OF DETAILED VOTING RESULTS

Promptly after a shareholders’ meeting, the Company shall publicly disclose the number and percentage of votes cast For and Withheld against any director, as well as those cast For and Against each other matter voted upon by shareholders.

Article 15.	Amendment

This Mandate may be amended by the Company’s Board, subject to the disclosure and other provisions of the applicable corporate and securities legislation and stock exchange rules.

SCHEDULE C

AURORA CANNABIS INC.
RESTRICTED SHARE UNIT PLAN

September 25, 2017

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01   Definitions: For purposes of the Restricted Share Unit Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

(a)	“Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time.

(b)	“Affiliate” means any corporation that is an affiliate of the Company as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time.

(c)	“Associate” with any person or corporation is as defined in the Securities Act.

(d)	“Blackout Period” has the meaning ascribed thereto in Section 3.04.

(e)	“Board” means the Board of Directors of the Company, or any committee thereof appointed in accordance with this Plan.

(f)	“Change of Control” means the occurrence of any one or more of the following events:

(i)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, as a result of which the holders of Common Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(ii)

the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Company and its subsidiaries on a consolidated basis to any other person or entity, other than transactions among the Company and its subsidiaries;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Company;

(iv)

any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires, or acquires control (including, without limitation, the right to vote or direct the voting) of, Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror controls, would entitle the Acquiror and/or Associates and/or Affiliates of the Acquiror, to cast or to direct the casting of 50% or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors); or

(v)

as a result of or in connection with: (A) a contested election of directors; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its Affiliates and another corporation or other entity (a “Transaction”), fewer than 50% of the directors of the Company or the successor corporation are persons who were directors of the Company immediately prior to the Transaction.

For the purposes of the foregoing definition of Change of Control, “Voting Securities” means Common Shares and any other shares entitled to vote for the election of directors and, for the purposes of calculating the number of securities of the Company owned or controlled by the Acquiror, it shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.

(g)

“Committee” means the Directors or if the Directors so determine in accordance with Section 2.03 of the Restricted Share Unit Plan, the committee of the Directors authorized to administer the Restricted Share Unit Plan which may include any compensation committee of the Directors.

(h)	“Common Shares” shall mean the common shares in the capital of the Company.

(i)	“Company” means Aurora Cannabis Inc., a corporation existing under the Act.

(j)

“Deferred Payment Date” for a Participant means the date after the Restricted Period which is the earlier of (i) the date to which the Participant has elected to defer receipt of Restricted Shares in accordance with Section 3.05 of this Restricted Share Unit Plan; and (ii) the Participant’s Termination or Retirement Date.

(k)	“Designated Affiliate” means the subsidiaries of the Company designated by the Committee for purposes of the Restricted Share Unit Plan from time to time.

(l)	“Directors” means the board of directors of the Company from time to time.

(m)	“Eligible Consultants” shall mean consultants as defined under section 2.22 of

National Instrument 45-106 Prospectus and Registration Exemptions or any successor provisions thereto.

(n)	“Eligible Directors” means the Directors and the directors of any Designated Affiliate of the Company from time to time.

(o)	“Eligible Employees” means employees, including officers, whether Directors or not, and including both full-time and part-time employees, of the Company or any Designated Affiliate of the Company.

(p)	“Insider” has the meaning ascribed thereto in the TSE Company Manual.

(q)	“Participant” means each Eligible Director, Eligible Consultant, and Eligible Employee to whom Restricted Share Units are granted.

(r)

“Restricted Period” means any period of time during which a Restricted Share Unit is not vested and the Participant holding such Restricted Share Unit remains ineligible to receive Restricted Shares as determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of a Participant.

(s)	“Restricted Share Unit Plan” means the restricted share unit plan described in Article Three hereof.

(t)	“Restricted Share Units” has such meaning as ascribed to such term in Section 3.02 of this Restricted Share Unit Plan.

(u)	“Restricted Share Unit Grant Letter” has such meaning as ascribed in Section 3.03 of this Restricted Share Unit Plan.

(v)	“Restricted Shares” means the Common Shares issuable in satisfaction of Restricted Share Units.

(w)

“Retirement” in respect of a Participant means the Participant ceasing to be an Eligible Employee, Eligible Director or Eligible Consultant after attaining a stipulated age in accordance with the Company’s normal retirement policy or earlier with the Company’s consent.

(x)	“Retirement Date” means the date that a Participant ceases to be an Eligible Employee, Eligible Director or Eligible Consultant due to the Retirement of the Participant.

(y)

“Stock Exchange” means, the Toronto Stock Exchange or, if the Common Shares are not listed on the Toronto Stock Exchange, the principal stock exchange on which the Common Shares are listed as determined by the Board.

(z)

“Termination” means: (i) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Company or a Designated Affiliate or cessation of employment of the Eligible Employee with the Company or a Designated Affiliate as a result of resignation or otherwise other than the Retirement of the Eligible Employee; (ii) in the case of an Eligible Director, the removal of or failure to re-elect the Eligible Director as a director of the Company or a Designated Affiliate; (iii) in the case of an Eligible Consultant, the termination of the services of the Eligible Consultant by the Company or a Designated Affiliate.

(aa)	“Trading Day” means a day on which the Stock Exchange is open for trading and on which the Common Shares have not been halted.

Section 1.02   Headings: The headings of all articles, Sections, and paragraphs in the Restricted Share Unit Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Restricted Share Unit Plan.

Section 1.03   Context, Construction: Whenever the singular or masculine are used in the Restricted Share Unit Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.04   References to this Restricted Share Unit Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Restricted Share Unit Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

Section 1.05   Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Restricted Share Unit Plan are references to lawful money of Canada.

ARTICLE TWO

PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE UNIT PLAN

Section 2.01   Purpose of the Restricted Share Unit Plan: The Restricted Share Unit Plan provides for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of employees, directors and consultants of the Company and its Designated Affiliates and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of Common Shares by key employees, consultants and directors of the Company and its Designated Affiliates it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees, consultants and directors due to the opportunity offered to them to acquire a proprietary interest in the Company.

Section 2.02   Administration of the Restricted Share Unit Plan: The Restricted Share Unit Plan shall be administered by the Committee and the Committee shall have full authority to administer the Restricted Share Unit Plan including the authority to interpret and construe any provision of the Restricted Share Unit Plan and to adopt, amend and rescind such rules and regulations for administering the Restricted Share Unit Plan as the Committee may deem necessary in order to comply with the requirements of the Restricted Share Unit Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Company. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Restricted Share Unit Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Restricted Share Unit Plan and of the rules and regulations established for administering the Restricted Share Unit Plan. All costs incurred in connection with the Restricted Share Unit Plan shall be for the account of the Company.

Section 2.03   Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three (3) Directors, including any compensation committee of the Directors.

Section 2.04   Record Keeping: The Company shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant in the Restricted Share Unit Plan;

(b)	the number of Restricted Share Units granted to each Participant under the Restricted Share Unit Plan; and

(c)	the number of Restricted Shares issued to each Participant under the Restricted Share Unit Plan.

Section 2.05   Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Restricted Share Unit Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Units shall be granted and the provisions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Restricted Share Unit Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Company and any other factors which the Committee deems appropriate and relevant.

Section 2.06   Maximum Number of Shares: The maximum number of Common Shares made available for the Restricted Share Unit Plan shall not exceed 10,000,000 Common Shares, subject to adjustments pursuant to Section 5.06. The aggregate number of Common Shares issuable to Insiders pursuant to Restricted Share Units granted and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to Insiders pursuant to Restricted Share Units and all other security based compensation arrangements, within a one year period, shall not exceed 10% of the total number of Common Shares then outstanding. For purposes of this Section 2.06, the number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Restricted Share Units.

ARTICLE THREE

RESTRICTED SHARE PLAN

Section 3.01   Restricted Share Unit Plan: A Restricted Share Unit Plan is hereby established for Eligible Employees, Eligible Directors and Eligible Consultants.

Section 3.02   Participants: The Committee shall have the right to grant, in its sole and absolute discretion, to any Participant, rights (“Restricted Share Units”) to acquire from the Company any number of fully paid and non-assessable Common Shares as a discretionary payment in consideration of past services to the Company or as an incentive for future services, subject to this Restricted Share Unit Plan and with such provisions and restrictions as the Committee may determine. Each Restricted Share Unit entitles the holder to receive one Common Share without payment of additional consideration, at the end of the Restricted Period or, if applicable, at a later Deferred Payment Date, if any, in satisfaction of the holder’s entitlement under the Restricted Share Unit, without any further action on the part of the holder of the Restricted Share Unit in accordance with this Article Three.

Section 3.03   Restricted Share Unit Grant Letter: Each grant of a Restricted Share Unit under the Restricted Share Unit Plan shall be evidenced by a Restricted Share Unit grant letter (a “Restricted Share Unit Grant Letter”) issued to the Participant by the Company in consideration for past and/or future services. Such Restricted Share Unit Grant Letter shall be subject to all applicable terms and conditions of the Restricted Share Unit Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Directors from time to time) which are not inconsistent with the Restricted Share Unit Plan and which the Committee deems appropriate for inclusion in a Restricted Share Unit Grant Letter. The provisions of Restricted Share Unit Grant Letters issued under the Restricted Share Unit Plan need not be identical.

Section 3.04   Restricted Period: In connection with the grant of Restricted Share Units to a Participant, the Committee shall determine the Restricted Period applicable to such Restricted Share Units, and such Restricted Period shall be reflected in the Restricted Share Unit Grant Letter evidencing such grant. In addition, at the sole discretion of the Committee, at the time of grant, the Restricted Share Units may be subject to performance conditions to be achieved by the Company or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Units to entitle the holder thereof to receive the underlying Restricted Shares. Upon the expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable), a Restricted Share Unit shall be automatically settled and the underlying Restricted Share shall be issued to the holder of such Restricted Share Unit, which Restricted Share Unit shall then be cancelled.

Notwithstanding the foregoing, in the event that the expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable), falls within, or within two (2) Trading Days after the end of, a trading blackout period imposed by or on the Company (the “Blackout Period”), the expiry date of such Restricted Period (or on the Deferred Payment Date, as applicable), shall be automatically extended to the close of the 10th Trading Day following the end of the Blackout Period.

Section 3.05   Deferred Payment Date: Participants who are residents of Canada for the purposes of the Income Tax Act (Canada) and not subject to the provisions of the Internal Revenue Code (United States) may elect to defer to receive all or any part of their Restricted Shares until a Deferred Payment Date. Any other Participants may not elect a Deferred Payment Date.

Section 3.06   Election of Deferred Payment Date: Qualifying Participants who elect to set a Deferred Payment Date must give the Company written notice of the Deferred Payment Date not later than sixty (60) days prior to the expiration of the Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is sixty (60) days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked.

Section 3.07   Retirement or Termination during Restricted Period: Subject to any provisions with respect to vesting of Restricted Share Units in a Participant’s employment agreement with the Company, in the event of the Retirement or Termination of a Participant during the Restricted Period, any Restricted Share Units held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.

Section 3.08   Retirement or Termination after Restricted Period: Subject to any provisions with respect to vesting of Restricted Share Units in a Participant’s employment agreement with the Company, in the event of the Retirement or Termination of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive and the Company shall issue forthwith Restricted Shares in satisfaction of the Restricted Share Units then held by the Participant.

Section 3.09   Payment of Dividends: In the event a cash dividend is paid to shareholders of the Company on the Common Shares while a Restricted Share Unit is outstanding, the Committee may, in its sole discretion, elect to credit each Participant with additional Restricted Share Units. In such case, the number of additional Restricted Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Restricted Share Units in the Participant’s account on the record date had been Common Shares divided by the Market Price (as such term is defined in the TSE Company Manual) of a Common Shares on the date on which dividends were paid by the Company. If the foregoing shall result in a fractional Restricted Share Unit, the fraction shall be disregarded.

Section 3.10   Death or Disability of Participant: Subject to any provisions with respect to vesting of Restricted Share Units in an Participant’s employment agreement with the Company, in the event of the total disability or death of a Participant, any Restricted Share Units held by the Participant shall vest immediately and the Company shall issue Restricted Shares to the Participant or legal personal representatives of the Participant forthwith in full satisfaction thereof.

Section 3.11   Change of Control: Subject to any provisions with respect to vesting of Restricted Share Units in an Participant’s employment agreement with the Company, in the event of a Change of Control, all Restricted Share Units outstanding shall vest or be deemed to have vested immediately prior to the Change of Control and be forthwith settled by the issuance of applicable Restricted Shares notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Section 3.12   Necessary Approvals: The Restricted Share Unit Plan shall be subject to the approval of the shareholders of the Company to be given by a resolution passed at a meeting of the shareholders of the Company or by a written resolution of all of the shareholders of the Company in accordance with the Act and acceptance by the Stock Exchange or any regulatory authority having jurisdiction over the securities of the Company.

ARTICLE FOUR

WITHHOLDING

Section 4.01   Withholding Taxes: The Company or any Designated Affiliate of the Company may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Company or any Designated Affiliate of the Company is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Restricted Share Unit, Restricted Share or cash payment equivalent to a dividend, including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Restricted Shares to be issued under the Restricted Share Unit Plan, until such time as the Participant has paid the Company or any Designated Affiliate of the Company for any amount which the Company or Designated Affiliate of the Company is required to withhold by law with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan, which provide for the automatic sale of Restricted Shares (or a portion thereof) in the market upon the issuance of such shares under the Restricted Share Unit Plan as agent for the Optionee to satisfy withholding obligations under the Plan. The Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Restricted Shares issuable and acknowledges and agrees that the Company does not accept responsibility for the price obtained on the sale of such shares issuable under the Restricted Share Unit Plan.

ARTICLE FIVE

GENERAL

Section 5.01   Term of the Restricted Share Unit Plan: The Restricted Share Unit Plan herein shall become effective on the date on which it is approved by the shareholders. The Restricted Share Unit Plan shall remain in effect until it is terminated by the Directors.

Section 5.02   Amendment of Restricted Share Unit Plan: The Committee may from time to time in the absolute discretion of the Committee (without shareholder approval) amend, modify and change the provisions of the Restricted Share Unit Plan, including, without limitation:

(i)	amendments of a house keeping nature; and

(ii)	changes to the Restricted Period of any Restricted Share Unit.

However, other than as set out above, any amendment, modification or change to the provisions of the Restricted Share Unit Plan which would:

(a)	materially increase the benefits of the holder under the Restricted Share Unit Plan to the detriment of the Company and its shareholders;

(b)	increase the maximum number of Common Shares, other than by virtue of Sections 5.06 and 5.08 of the Restricted Share Unit Plan, which may be issued pursuant to the Restricted Share Unit Plan;

(c)	reduce the range of amendments requiring shareholder approval contemplated in this Section;

(d)	permit Restricted Share Units to be transferred other than for normal estate settlement purposes;

(e)	change insider participation limits and the director limits in Section 2.06 which would result in shareholder approval to be required on a disinterested basis; or

(f)	materially modify the requirements as to eligibility for participation in the Restricted Share Unit Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of the Restricted Share Unit Plan shall be subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Company.

Section 5.03   Non-Assignable: Except as otherwise may be expressly provided for under this Restricted Share Unit Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Unit and no other right or interest of a Participant is assignable or transferable.

Section 5.04   Rights as a Shareholder: No holder of any Restricted Share Units shall have any rights as a shareholder of the Company by virtue of holding Restricted Share Units. Except as provided for in Section 3.09 and subject to Section 5.06, no holder of any Restricted Share Units shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Company.

Section 5.05   No Contract of Employment: Nothing contained in the Restricted Share Unit Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Company or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Company or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Restricted Share Unit Plan by a Participant shall be voluntary, but unless a Participant informs the Company in writing, each Participant agrees to be bound by the terms of this Restricted Share Unit Plan and any applicable Restricted Share Unit Grant Letter with respect to Restricted Share Units granted to such Participant.

Section 5.06   Adjustment in Number of Shares Subject to the Restricted Share Unit Plan: In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Common Shares available under the Restricted Share Unit Plan; and

(b)	the number of Common Shares subject to any outstanding Restricted Share Units.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Restricted Share Unit Plan.

Section 5.07   No Representation or Warranty: The Company makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Restricted Share Unit Plan.

Section 5.08   Compliance with Applicable Law: If any provision of the Restricted Share Unit Plan or any Restricted Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 5.09   Interpretation: This Restricted Share Unit Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

SCHEDULE D

AURORA CANNABIS INC.
SHARE OPTION PLAN

ARTICLE I
INTRODUCTION

1.1	Purpose of Plan

The purpose of the Share Option Plan is to secure for Aurora Cannabis Inc. (the “Company”) and its shareholders the benefits of incentives inherent in the share ownership by the directors, employees and consultants of the Company and its Subsidiaries who, in the judgment of the board of directors of the Company, will be largely responsible for its future growth and success. It is generally recognized that a stock option plan of the nature provided for herein aids in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered to them to acquire a proprietary interest in the Company.

1.2	Definitions

(a)     “Affiliate” means any corporation that is an affiliate of the Company as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time.

(b)     “Associate” with any person or corporation is as defined in the Securities Act.

(c)     “Board” means the board of directors of the Company, or any committee of the board of directors to which the duties of the board of directors hereunder are delegated.

(d)     “Blackout Period” has the meaning ascribed thereto in Section 2.6.

(e)     “Change of Control” means the occurrence of any one or more of the following events:

(i)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, as a result of which the holders of Common Shares immediately prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation immediately after completion of the transaction;

(ii)

the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Company and its Subsidiaries on a consolidated basis to any other person or entity, other than transactions among the Company and its Subsidiaries;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Company;

(iv)

any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires, or acquires control (including, without limitation, the right to vote or direct the voting) of, Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror controls, would entitle the Acquiror and/or Associates and/or Affiliates of the Acquiror, to cast or to direct the casting of 50% or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors); or

(v)

as a result of or in connection with: (A) a contested election of directors; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its Affiliates and another corporation or other entity (a “Transaction”), fewer than 50% of the directors of the Company or the successor corporation are persons who were directors of the Company immediately prior to the Transaction.

For the purposes of the foregoing definition of Change of Control, “Voting Securities” means Common Shares and any other shares entitled to vote for the election of directors and, for the purposes of calculating the number of securities of the Company owned or controlled by the Acquiror, it shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.

(f)     “Common Shares” means the common shares in the capital of the Company.

(g)     “Consultant” has the meaning ascribed to such term under section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions or any successor provisions thereto.

(h)     “Company” means Aurora Cannabis Inc., a corporation existing under the Business Corporations Act (British Columbia).

(i)     “Director” means a director of the Company or any of its Subsidiaries.

(j)     “Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(i)

being employed or engaged by the Company, its Subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its Subsidiaries; or

(ii)	acting as a director or officer of the Company or its Subsidiaries.

(k)     “Eligible Person” means any employee, officer, Director or Consultant of the Company or any of its Subsidiaries.

(l)     “Exchange” means the Toronto Stock Exchange or, if the Common Shares are not listed on the Toronto Stock Exchange, the principal stock exchange on which the Common Shares are listed as determined by the Board.

(m)     “Holding Company” means a company of which the Optionee holds the majority of the voting securities.

(n)     “Insider” has the meaning ascribed thereto in the TSE Company Manual.

(o)     “Option” shall mean an option granted under the terms of the Plan.

(p)     “Option Commitment” means the notice of grant of an Option delivered by the Company hereunder to an Optionee and substantially in the form of Exhibit A hereto.

(q)     “Option Period” shall mean the period during which an Option may be exercised.

(r)     “Optionee” shall mean an Eligible Person to whom an Option has been granted under the terms of the Plan.

(s)     “Plan” means this Share Option Plan established and operated pursuant to Article II hereof.

(t)     “Securities Act” means the Securities Act (British Columbia) amended from time to time.

(u)     “Share Compensation Arrangement” means the Plan described herein and any other security based compensation arrangements implemented by the Company including stock options, other stock option plans, employee stock purchase plans, share distribution plans, stock appreciation rights, restricted share unit plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares of the Company.

(v)     “Subsidiary” has the meaning ascribed thereto in the Securities Act.

(w)     “Trading Day” means a day on which the Exchange is open for trading and on which the Common Shares have not been halted.

(x)     “TSE” means the Toronto Stock Exchange and any successor thereto; and

(y)     “TSE Policies” means the rules and policies of the TSE as amended from time to time.

ARTICLE II
STOCK OPTION PLAN

2.1	Participation

Options to purchase Common Shares may be granted hereunder to Eligible Persons.

2.2	Determination of Option Recipients

The Board or as the Board may delegate to the Compensation Committee shall make all necessary or desirable determinations regarding the granting of Options to Eligible Persons and may take into consideration the past and potential contributions of a particular Eligible Person to the success of the Company and any other factors that it may deem proper and relevant.

2.3	Exercise Price

The exercise price per Common Share shall be determined by the Board at the time the Option is granted, but, in any event, shall not be less than the closing price of the Common Shares on the Exchange ending on the Trading Day immediately preceding the grant date of the Option.

2.4	Grant of Options

The Board may, at any time, authorize the granting of Options to such Eligible Persons as it may select for the number of Common Shares that it shall designate, subject to the provisions of the Plan. The grant date of an Option shall be the date the Board approves such grant or a later effective date of grant, if so determined by the Board at the time of approving the grant of such Option. No Option is intended to qualify as an “incentive stock option” as described in Section 422 of the Internal Revenue Code (United States).

2.5	Option Commitment

Each Option granted to an Optionee shall be evidenced by an Option Commitment detailing the terms of the Option and, upon delivery of the Option Commitment to the Optionee by the Company, the Optionee shall have the right to purchase the Common Shares underlying the Option at the exercise price set out therein, subject to any provisions as to the vesting of the Option and the other terms of the Plan.

2.6	Terms of Options

The Option Period shall be determined by the Board at the time of granting the Options provided, however, that the Option Period must not extend beyond five years from the grant date of the Option.

Notwithstanding the foregoing, in the event that the expiry of an Option Period falls within, or within two (2) Trading Days after the end of, a trading blackout period imposed by or on the Company (the “Blackout Period”), the expiry date of such Option Period shall be automatically extended to the close of the 10th Trading Day following the end of the Blackout Period.

2.7	Vesting

Options granted pursuant to the Plan shall vest and become exercisable by an Optionee at such time or times as may be determined by the Board, and may be made subject to performance conditions as the Board may determine at the time of granting such Options.

2.8	Exercise of Option

Subject to any provisions of the Plan, an Option may be exercised from time to time by delivery to the Company of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the exercise price of the Common Shares to be purchased and any amount required to be withheld for tax purposes. At the discretion of the Chief Financial Officer, a declaration of residency may also be required from an Optionee prior to the issuance of Common Shares. Certificates for such Common Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment. Unless otherwise determined by the Board, the Company shall not offer financial assistance regarding the exercise of an Option and any such financial assistance will require shareholder approval.

2.9	Lapsed Options

If Options are surrendered, terminated or expire without being exercised in whole or in part, new Options may be granted covering the Common Shares not purchased under such lapsed Options.

2.10	Death or Disability of Optionee

If an Optionee ceases to be an Eligible Person due to death or Disability, any Option held by the Optionee at the date of death or Disability shall be exercisable by the Optionee or the Optionee’s legal heirs or personal representatives, as applicable. All such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of death or Disability and only for 12 months after the date of death or Disability or prior to the expiration of the Option Period in respect thereof, whichever is sooner, subject to the Board determining otherwise in its own discretion upon the grant of such Options or after the occurrence of such death or Disability.

2.11	Termination of Employment or Ceasing to be an Eligible Person

Subject to any provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, if an Optionee ceases to be an Eligible Person, other than as a result of termination for cause, any Option held by such Optionee at the date such person ceases to be an Eligible Person shall be exercisable only to the extent that the Optionee is entitled to exercise the Option on such date and only for 90 days thereafter (or such longer period as may be prescribed by law or as may be determined by the Board in its sole discretion) or prior to the expiration of the Option Period in respect thereof, whichever is sooner. Subject to the provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, in the case of an Optionee being terminated for cause, the Option shall immediately terminate and shall no longer be exercisable as of the date of such termination, subject to the Board determining otherwise. Notwithstanding the foregoing, when an Optionee ceases to be an Eligible Person, the Board has discretion to accelerate the vesting of his/her Options and/or allow such Options to continue for a period beyond 90 days, except however, that such Options may not be extended beyond the expiry of their original Option Period.

In the case of an Optionee who is being dismissed from employment or service for cause, or whose services are terminated for cause, such Optionee’s Options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same.

2.12	Effect of Take-Over Bid

If a bona fide offer (the “Offer”) for Common Shares is made to shareholders generally or to a class of shareholders that would include the Optionee, which Offer, if accepted in whole or in part, would result in the offeror (the “Offeror”) exercising control over the Company within the meaning of the Securities Act, then the Company shall, as soon as practicable following receipt of the Offer, notify each Optionee of the full particulars of the Offer. The Board will have the sole discretion to amend, abridge or otherwise eliminate any vesting schedule so that notwithstanding the other terms of this Plan, such otherwise unvested Option may be conditionally exercised in whole or in part by the Optionee and the underlying Common Shares may be conditionally issued so (and only so) as to permit the Optionee to tender the Common Shares received in connection with the exercise (the “Optioned Shares”) pursuant to the Offer. If:

(a)     the Offer is not complied with within the time specified therein;

(b)     the Optionee does not tender the Optioned Shares pursuant to the Offer; or

(c)     all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the Offeror in respect thereof;

then at the discretion of the Board, the Options shall be deemed not to have been exercised and the Optioned Shares or, in the case of clause (c) above, the Optioned Shares that are not taken up and paid for, shall be deemed not to have been issued and shall be reinstated as authorized but unissued Common Shares and the terms of the Option as set forth in this Plan and the Option Commitment shall again apply to the Option. If any Optioned Shares are returned to the Company under this Section, the Company shall refund, subject to Company’s obligations under applicable tax law, the exercise price to the Optionee for such Optioned Shares.

2.13	Effect of a Change of Control

Subject to the terms of an Optionee’s employment agreement with respect to a Change of Control of the Company, and unless otherwise determined by the Board prior to such Change of Control, if a Change of Control occurs, all Options then outstanding shall automatically vest, so that, notwithstanding the other terms of this Plan, such Options may be exercised in whole or in part by the Optionee and upon the exercise of an Option under the Plan and, subject to applicable tax withholding requirements, the holder thereof shall be entitled to receive any securities, property or cash (or a combination thereof) which the Optionee would have received upon such Change of Control, if the Optionee had exercised his Option immediately prior to the applicable record date or event, as applicable, and the exercise price shall be adjusted, as applicable, by the Board, unless the Board otherwise determines the basis upon which such Option shall be exercisable, and any such adjustments shall be binding for all purposes of the Plan.

2.14	Adjustment in Common Shares

If there is any change in the Common Shares through or by means of a declaration of stock dividends of Common Shares or consolidations, subdivisions or reclassifications of Common Shares, or otherwise, the number of Common Shares, subject to any Option, and the exercise price thereof and the maximum number of Common Shares that may be issued under the Plan in accordance with Section 3.1(a) shall be adjusted appropriately by the Board, subject to any applicable rules of the Exchange, and such adjustment shall be effective and binding for all purposes of the Plan. An adjustment under Section 2.13 or 2.14 (the “Adjustment Provisions”) will take effect at the time of the event that gives rise to the adjustment, and the Adjustment Provisions are cumulative. The Company will not be required to issue fractional Common Shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would, except for this provision, be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company. If any questions arise at any time with respect to the exercise price or number of Common Shares deliverable upon exercise of an Option in connection with any of the events set out in Sections 2.12, 2.13 or 2.14, such questions will be conclusively determined by the Company’s auditors, or, if they decline to so act, any other firm of Chartered Accountants that the Company may designate and who will have access to all appropriate records, and such determination will be binding upon the Company and all Optionees.

ARTICLE III
GENERAL

3.1	Maximum Number of Shares

(a)     The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Plan and under all other Share Compensation Arrangement (pre-existing or otherwise) shall not exceed 10% of the issued and outstanding Common Shares as at the date of grant of each Option under the Plan. If any Option granted hereunder shall expire, terminate for any reason in accordance with the terms of the Plan or be exercised, Common Shares subject thereto shall again be available for the purpose of the Plan.

(b)     The aggregate number of Common Shares which may be issuable at any time pursuant to this Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders shall not exceed 10% of the Common Shares then outstanding.

(c)     The aggregate number of Common Shares which may be issued pursuant to this Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders within a one-year period shall not exceed 10% of the Common Shares then outstanding.

3.2	Transferability

Options are not assignable or transferable other than by will or by the applicable laws of descent, except to a Holding Company of the Optionee or by a Holding Company to the Optionee, with the consent of the Company. During the lifetime of an Optionee, all Options may only be exercised by the Optionee or such Holding Company.

3.3	Employment

Nothing contained in the Plan shall confer upon any Optionee any right with respect to employment or continuance of employment with the Company or any Subsidiary, or interfere in any way with the right of the Company, or any Subsidiary, to terminate the Optionee’s employment at any time. Participation in the Plan by an Optionee is voluntary.

3.4	No Shareholder Rights

An Optionee shall not have any rights as a shareholder of the Company with respect to any of the Common Shares covered by an Option until the Optionee exercises such Option in accordance with the terms of the Plan and the issuance of the Common Shares by the Company.

3.5	Record Keeping

The Company shall maintain a register in which shall be recorded the name and address of each Optionee, the number of Options granted to an Optionee, the details thereof and the number of Options outstanding.

3.6	Necessary Approvals

The Plan shall be effective only upon the approval of both the Board and the shareholders of the Company by ordinary resolution. The obligation of the Company to sell and deliver Common Shares in accordance with the Plan is subject to the approval of any governmental authority having jurisdiction or any stock exchanges on which the Common Shares are listed for trading that may be required in connection with the authorization, issuance or sale of such Common Shares by the Company. If any Common Shares cannot be issued to any Optionee for any reason whatsoever including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Common Shares shall terminate and any exercise price paid by an Optionee to the Company shall be returned to the Optionee.

3.7	Administration of the Plan

The Board is authorized to interpret the Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the Plan. The interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

3.8	Taxes

The Company shall have the power and the right to deduct or withhold, or require an Optionee to remit to the Company, the required amount to satisfy federal, provincial, territorial or foreign taxes, required by law or regulation to be deducted or withheld with respect to any taxable event arising as a result of the Plan, including the grant or exercise of any Option. With respect to any required withholding, the Company shall have the irrevocable right to, and the Optionee consents to, the Company setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Company to the Optionee (whether arising pursuant to the Optionee’s relationship as a director, officer, employee or consultant of the Company or otherwise), or may make such other arrangements that are satisfactory to the Optionee and the Company. In addition, the Company may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Common Shares issuable upon exercise of the Options as it determines are required to be sold by the Company, as agent for the Optionee, to satisfy any withholding obligations net of selling costs. The Optionee consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Common Shares issuable upon exercise of the Options and acknowledges and agrees that the Company does not accept responsibility for the price obtained on the sale of such Common Shares issuable upon exercise of the Options.

3.9	Restrictions on Option Grants to Insiders

The Plan is subject to restrictions that:

(a)

the number of Common Shares issued to Insiders as a group pursuant to Options granted under the Plan, when combined with Common Shares issued to Insiders under all the Company’s other Share Compensation Arrangements shall not exceed 2% of the issued Common Shares within any 12 month period;

(b)

the number of Common Shares issuable to Insiders at any time as a group under the Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, shall not exceed 10% of the Company’s issued Common Shares; and

(c)

no exercise price of an Option granted to an Insider may be reduced nor an extension to the term of an Option granted to an Insider extended without further approval of the disinterested shareholders of the Company.

3.10	Amendment, Modification or Termination of Plan

Subject to the requisite regulatory approvals, and shareholder approval as prescribed under subparagraph 3.9 (a) below and any applicable rules of the Exchange, the Board may, from time to time, amend or revise the terms of the Plan (including Options granted thereunder) or may discontinue the Plan at any time provided however that no such amendment may, without the consent of the Optionee, in any manner materially adversely affect his rights under any Option theretofore granted under the Plan.

(a)     The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan (including Options granted thereunder):

(i)	any amendment to Section 3.1 including, without limitation, any amendment to the percentage of securities reserved and issuasblw under the Plan;

(ii)	any change to the definition of “Eligible Persons” that would have the potential of narrowing or broadening or increasing Insider participation;

(iii)	the addition of any form of financial assistance;

(iv)	any amendment to a financial assistance provision that is more favourable to Eligible Persons;

(v)	the addition of deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company;

(vi)	any amendment to Section 3.2 to permit Options to be transferred or assigned other than for normal estate settlement purposes;

(vii)	any amendment that reduces the exercise price or permits the cancellation and re- issuance of Options;

(viii)	any amendment that extends Options beyond the original Option Period of such Options;

(ix)	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities; and

(x)	any reduction to the range of amendments requiring shareholder approval contemplated in this Section or any other amendments to this Section 3.10;

(b)     The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion (without shareholder approval), make all other amendments to the Plan (including Options granted thereunder) that are not of the type contemplated in subparagraph 3.9 (a) above, including, without limitation:

(i)	amendments which are of a typographical, grammatical, clerical or of a housekeeping nature;

(ii)	the addition of or a change to vesting provisions of a security or the Plan;

(iii)	the addition of a cashless exercise feature; and

(iv)	a change to the termination provisions of a security or the Plan that does not entail an extension beyond the original Option Period.

(c)     Notwithstanding the provisions of subparagraph 3.9 (b), the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to subparagraph 3.9 (b) to the extent such approval is required by any applicable law or regulations.

3.11	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plan.

3.12	Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

3.13	Compliance with Applicable Law

If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

Approved by the Board on September 25, 2017 and by the shareholders of the Company on •, 2017.

EXHIBIT A
AURORA CANNABIS INC.
SHARE OPTION PLAN
OPTION COMMITMENT

Notice is hereby given that, effective this _____day of ________________(the “Effective Date”), Aurora Cannabis Inc. (the “Company”) has granted to ________________, an option (the “Option”) to acquire ____________Common Shares in the capital of the Company on or prior to 5:00 p.m. Vancouver time on the _____day of ________________(the “Expiry Date”) at an exercise price of Cdn. $ ______per Common Shares.

The Option shall vest and become exercisable in accordance with the following schedule:

•

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company’s Share Option Plan (the “Share Option Plan”), the terms and conditions of which are hereby incorporated herein and consented to by the undersigned Optionee.

To exercise your Option, deliver to the Company either (i) a written notice specifying the number of Common Shares you wish to acquire, together with a certified cheque or bank draft payable to the Company for the aggregate exercise price; or (ii) written notice of exercise by cashless option specifying the number of Common Shares with respect to which the Option is being exercised by cashless option. At the discretion of the Company a declaration of residence may also be requested prior to the issuance of any Common Shares. Upon receipt by the Company of requisite documents and payments, the Company’s transfer agent will then issue a certificate for the Common Shares so acquired as soon as practicable thereafter.

The undersigned Optionee hereby authorizes the Company to withhold any remuneration payable to the undersigned for the purposes of paying any taxes required to be deducted or withheld as a result of the undersigned’s participation in the Share Option Plan.

The Company and the Optionee represent that the Optionee under the terms and conditions of the Plan is a bona fide Eligible Person (as defined in the Plan), entitled to receive Options under TSE Policies.

AURORA CANNABIS INC.	OPTIONEE

Authorized Signatory	Name:

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